As confidentially submitted to the Securities and Exchange Commission on March 13, 2023, pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[          ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________

Confidential Draft Submission No. 2

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

____________________________

COtwo Advisors Physical European Carbon Allowance Trust
(Exact name of registrant as specified in its charter)

____________________________

Delaware	6221	[__]
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

____________________________

COtwo Advisors LLC
15 Woodcock Lane
Ridgefield, CT 06877
(203) 731-7675
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

Copies to
Eric D. Simanek, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W.
Washington, D.C. 2001
(202) 220-8412

____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

COtwo Advisors Physical European Carbon Allowance Trust has made this confidential submission, as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, to the Securities and Exchange Commission on March 13, 2023, pursuant to the Jumpstart Our Business Startups Act of 2012. All information contained herein is strictly confidential.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED MARCH 13, 2023

COTWO ADVISORS PHYSICAL EUROPEAN CARBON ALLOWANCE TRUST

The COtwo Advisors Physical European Carbon Allowance Trust (the “Trust”) will issue COtwo Advisors Physical European Carbon Allowance Shares (the “Shares”), which represent units of fractional undivided beneficial interest in and ownership of the Trust. The investment objective of the Trust is for the Shares to reflect the performance of the price of EU Carbon Emission Allowances for stationary installations (“EUAs”), less the expenses of the Trust’s operations. The Trust is not actively managed.

The Trust’s assets will consist of EUAs, which are issued via the European Union Emission Trading System (“ETS”) and permit the holder to emit one ton of carbon dioxide equivalent or other greenhouse gas. The Trust will occasionally hold cash for short periods to pay Trust expenses. All EUAs will be held at the European Union Registry (the “Union Registry”).

COtwo Advisors LLC is the sponsor of the Trust (“Sponsor”). Wilmington Trust, National Association is the trustee (“Trustee”). [    ] is the administrator (“Administrator”), transfer agent (“Transfer Agent”) and the custodian, with respect to cash (“Cash Custodian”), of the Trust. Foreside Fund Services, LLC is the order examiner (“Marketing Agent”) in connection with the creation and redemption of Baskets of Shares. The Trust are obligated to pay the Sponsor a management fee (the “Sponsor’s Management Fee”), calculated daily and paid monthly, equal to [    ]% of the Trust’s average daily net assets. From the Sponsor’s Management Fee, the Sponsor has contractually agreed to pay all of the routine operational, administrative and other ordinary expenses of the Trust, excluding interest expenses and certain litigation expenses and other non-recurring or extraordinary fees and expenses. The Sponsor has paid all of the expenses related to the organization and offering of the Shares in this prospectus, which are estimated to be approximately $[    ].

The Shares are issued by the Trust only in one or more blocks of [50,000] Shares, called a “Basket,” in exchange for EUAs. The Trust will issue and redeem Shares in Baskets to certain registered broker-dealers who have entered into a contract with the Sponsor and Transfer Agent (“Authorized Participants”) on an ongoing basis as described in “Creation and Redemption of Shares.” [____] is expected to be the initial authorized participant (“Initial Purchaser”) and is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). Baskets will be issued and redeemed on an ongoing basis at net asset value (“NAV”) per Share on the day that an order to create a Basket is accepted by the Transfer Agent and approved by the Marketing Agent.

Prior to this offering, there has been no public market for the Shares. The Shares of the Trust are expected to be listed for trading, subject to notice of issuance, on the [NYSE Arca, Inc.] (“[Arca]” or the “Exchange”), under the symbol “[CTWO]”. The market price of the Shares may be different from the NAV per Share for a number of reasons, including the supply and demand for Shares, the value of the Trust’s assets, and market conditions at the time of a transaction.

Except when aggregated in Baskets, Shares are not redeemable securities. Baskets are only redeemable by Authorized Participants.

Investors who buy or sell shares during the day from their broker may do so at a premium or discount relative to the NAV of the Trust’s total net assets due to supply and demand forces at work in the secondary trading market for shares that are closely related to, but not identical to, the same forces influencing the prices of the EUAs in which the Trust invests. Investing in the Trust involves significant risks. See “[Risk Factors]” beginning on page 9.

Shareholders will take no part in the management or control of the Trust and will have no voting rights with respect to the Trust, except as expressly provided for in the Trust’s Declaration of Trust and Trust Agreement (“Trust Agreement”).

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the securities offered in this prospectus (“Prospectus”), or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Trust qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). “Emerging growth company” does not mean the Trust is a “growth” type of investment vehicle or that it will utilize a “growth” investment strategy. [However, the Trust will not take advantage of any exemptions or other relief provided to emerging growth companies under the JOBS Act.] See “Emerging Growth Company Status.”

The Shares are neither interests in nor obligations of the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Union Registry, the Cash Custodian, the Marketing Agent or any of their respective affiliates. The Shares are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Trust is not an investment company registered under the Investment Company Act of 1940, as amended. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the Sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

On [•], 2023, an initial purchaser, subject to conditions, deposited EUAs for the purchase of [•] initial Basket[s] totaling [•] Shares. Delivery of the initial Baskets will be made on or about the date of this Prospectus, upon condition of effectiveness of the related registration statement. The Trust received all proceeds from the offering of the initial Basket[s] in the form of EUAs in an amount equal to the full price for the initial Basket[s].

	Per Share(1)		Per Basket
Public offering price for initial Baskets(2)	$	[•]	$	[•]

____________

(1)      The initial Basket[s] [were/was] created at a per share price equal to the value of [10,000] EUAs on [__].

(2)      The initial purchaser may receive commissions/fees from shareholders who purchase shares from the initial Basket[s] through their commission/fee-based brokerage accounts. The price per basket that will be paid in the future by the Authorized Participants may be different than the initial Basket price.

The date of this Prospectus is [    ], 2023.

This Prospectus contains information you should consider when making an investment decision about the Shares. You may rely on the information contained in this Prospectus. The Trust and the Sponsor have not authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

The Shares are not registered for public sale in any jurisdiction other than the United States.

i

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus includes statements which relate to future events or future performance. In some cases, you can identify such forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this Prospectus that address activities, events or developments that may occur in the future, including such matters as changes in asset prices and market conditions (for EUAs and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses made by the Sponsor on the basis of its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this Prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See “[Risk Factors].” Consequently, all the forward-looking statements made in this Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Moreover, neither the Sponsor, nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust nor the Sponsor undertakes an obligation to publicly update or conform to actual results any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

ii

PROSPECTUS SUMMARY

The following is only a summary of this Prospectus and, while it contains material information about the Trust, it does not contain or summarize all of the information about the Trust and the Shares contained in this Prospectus that is material and that may be important to you. You should read this entire Prospectus, including “Risk Factors” beginning on page 9, and the material incorporated by reference herein before making an investment decision about the Shares.

European Union Carbon Emission Allowances (“EUAs”)

The European Union Emissions Trading System (“EU ETS”) is a “cap and trade” system that caps the total volume of greenhouse gas (“GHG”) emissions from installations and aircraft operators responsible for around 40% of European Union (“EU”) GHG emissions. The EU ETS is administered by the EU Commission, which issues a predefined amount of EUAs through auctions or free allocation. EUAs entitle the holder to emit one ton of carbon dioxide equivalent or other GHG. Entities covered by the EU ETS are required to surrender each year sufficient EUAs to cover all their emissions for the previous year.

In 2012, EU ETS operations were centralized into a single EU registry operated by the EU Commission (the “Union Registry”), which covers all countries participating in the EU ETS. The Union Registry is an online database that holds accounts for all entities covered by the EU ETS as well as for participants (such as the Trust) not covered under the EU ETS. An account must be opened in the Union Registry in order to transact in EUAs and the Union Registry is at all times responsible for holding the EUAs. The EU ETS is the largest cap and trade system in the world and covers more than 11,000 power stations and industrial plants in 31 countries, and flights between airports of participating countries.

The Trust

COtwo Advisors Physical European Carbon Allowance Trust (the “Trust”) was formed as a Delaware statutory trust on [__], 2023. The Trust is governed by the Declaration of Trust and Trust Agreement (“Trust Agreement”) dated [__], 2023 between COtwo Advisors LLC (the “Sponsor”) and Wilmington Trust, National Association (the “Trustee”). The Trust will issue common units of beneficial interest, or “Shares,” which represent units of fractional undivided beneficial interest in the Trust’s net assets. The Trust’s assets will consist of EUAs, the unit of account within the EU ETS as described in the preceding paragraphs. The Trust will occasionally hold cash for short periods to pay the Sponsor’s Management Fee and any other Trust expenses and liabilities not assumed by the Sponsor (see [    ], below). The Trust will not hold any assets other than EUAs or cash.

The investment objective of the Trust is for the Shares to reflect the performance of the price of EUAs, less the expenses of the Trust’s operations. The EUAs will be held at the Union Registry. The value of EUAs will be reported on the Trust’s website daily, measured as described below in “Calculating NAV”.

Shares are issued by the Trust only in blocks of [50,000] Shares called “Baskets” in exchange for EUAs from certain registered broker-dealers (“Authorized Participants”). See “Creation and Redemption of Shares” for requirements to qualify as an Authorized Participant. Baskets will be redeemed by the Trust in exchange for the amount of EUAs corresponding to their redemption value. The Trust issues and redeems Baskets on an ongoing basis at net asset value (“NAV”) per Share to Authorized Participants who have entered into a contract with the [Sponsor] and the Transfer Agent.

The amount of EUAs represented by each Share will decrease over the life of the Trust because of the sale of EUAs necessary to pay the Sponsor’s Management Fee and any other Trust expenses and the disregarding of fractions of an EUA smaller than one EUA for purposes of computing the Basket Deposit (as defined below). Without increases in the price of EUAs sufficient to compensate for the above decreases, the price of the Shares will also decline and you will lose money on your investment in the Shares. For example, assuming that the Trust has $100 million in total assets represented by EUAs and Trust fees and expenses are 1% of the Trust’s total assets, if the price of EUAs decreases by 0.8% then the Trust’s total assets after paying Trust fees and expenses would be $98.2 million, $99 million if the price of EUAs remains flat and $101 million if the price of EUAs increased by 2%. Assuming that the Trust had 100,000 Shares outstanding in the above scenario, the NAV per Share would decrease from $990 per Share to $982 per Share if the price of EUAs decreased by $0.8%, remain at $990 per Share if the price of EUAs remained flat, and increase to $101 per share if the price of EUAs increased by 2%.

Individual Shares will not be redeemed by the Trust, but are expected to be listed for trading, subject to notice at issuance, on the Exchange under the symbol “[CTWO].” The material terms of the Trust and the Shares are discussed in greater detail under the sections “Description of the Trust” and “Description of the Shares.” Shareholders will take no part in the management or control of the Trust and will have no voting rights with respect to the Trust, except as expressly provided for in the Trust Agreement. The Trust is not a registered investment company under the Investment Company Act of 1940, as amended (“1940 Act”), and is not required to register with the Securities and Exchange Commission thereunder. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the Trust and the Sponsor are not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

Secondary market purchases and sales of Shares are subject to customary brokerage commissions and charges.

The market price of the Shares may not be identical to the NAV per Share. The intra-day indicative value per Share is based on the prior day’s final NAV per Share, adjusted every 15 seconds throughout the day to reflect the continuous price changes of the Trust’s EUAs holdings, to provide a continuously updated indicative intra-day value per Share during the EUAs’ trading day. The intra-day indicative value per Share is calculated by using the prior day’s closing NAV per share of the Trust as a base and updating that value throughout the trading day to reflect changes in the most recently reported mid-point of the bid-ask spread of the Daily EUA Future (as defined below). All major exchanges that trade Daily EUA Futures provide real time pricing information to the general public through data vendors such as Bloomberg. In addition, there is a gap in time at the end of each day during which the Trust’s shares are traded on the NYSE Arca, but real-time trading prices for EUAs are not available. During such gaps in time the intra-day indicative value per Share will be calculated based on the settlement price of Daily EUA Futures immediately preceding trading session. The Trust is not involved in or responsible for the calculation or dissemination of the indicative intra-day value per Share and makes no warranty as to the accuracy of the indicative intra-day value per Share.

The Trust’s Service Providers

The Sponsor

The Sponsor is a Delaware limited liability company. The Shares are neither interests in nor obligations of, and are not guaranteed by, the Sponsor, its member(s), or any of its affiliates.

The Sponsor arranged for the creation of the Trust and is responsible for the ongoing registration of the Shares for their public offering in the United States and the listing of Shares on the Exchange. The Sponsor will develop a marketing plan for the Trust, will prepare marketing materials regarding the Shares of the Trust, and will exercise the marketing plan of the Trust on an ongoing basis. The Sponsor has agreed to pay all operating expenses (except for interest expenses and certain litigation expenses and other non-recurring or extraordinary fees and expenses) out of the Sponsor’s [unified management fee].

The Sponsor’s officers, directors and employees, do not devote their time exclusively to the Trust. These persons are, or may in the future be, directors, officers or employees of other entities, which may compete with the Trust for their services. They could have a conflict between their responsibilities to the Trust and to those other entities. The Sponsor believes that it has sufficient personnel, time, and working capital to discharge its responsibilities in a fair manner and that these persons’ conflicts should not impair their ability to provide services to the Trust. In addition, the Sponsor and Trustee may agree to amend the Trust Agreement, including to increase the Sponsor’s Management Fee, without shareholder consent.

The Trustee

The Trustee, a national banking association, acts as the trustee of the Trust as required to create a Delaware statutory trust in accordance with the Declaration of Trust and the Delaware Statutory Trust Act (“DSTA”). See “The Trustee.”

The Administrator

The Administrator is [    ]. The Administrator is generally responsible for the day-to-day administration and operation of the Trust, including: (1) valuing the Trust’s EUAs and calculating the net asset value and net asset value per share of the Trust; (2) supplying pricing information to the Sponsor for the Trust’s website; and (3) receiving and reviewing reports on the custody of and transactions in cash and EUAs from the Cash Custodian and the Union Registry, respectively, and taking such other actions in connection with the custody of cash as the Sponsor instructs. The general role and responsibilities of the Administrator are discussed in greater detail under the section “The Administrator.”

The Transfer Agent

The Transfer Agent is [    ]. Pursuant to the Transfer Agency and Service Agreement between the Trust and the Transfer Agent, the Transfer Agent serves as the Trust’s transfer agent and agent in connection with certain other activities as provided under the Transfer Agency and Service Agreement. The Transfer Agent’s responsibilities include: (1) receiving and processing orders from Authorized Participants for the creation and redemption of Baskets; and (2) coordinating the processing of orders from Authorized Participants with the Marketing Agent, the Trust, the Cash Custodian and The Depository Trust Company (“DTC”). See “The Transfer Agent.”

The Marketing Agent

Foreside Fund Services, LLC is the Marketing Agent. The Marketing Agent’s responsibilities include: (1) working with the Transfer Agent to review and accept or reject orders placed by Authorized Participants with the Transfer Agent; (2) reviewing and approving all sales and marketing materials for compliance with applicable laws, and filing such materials with FINRA as required by the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, and (3) facilitating arrangements between the Sponsor, the Transfer Agent and broker-dealers for the purchase and redemption of Baskets. All such sales and marketing materials must be approved, in writing, by the Marketing Agent prior to use.

Custodial Arrangements

[    ] is the custodian (the “Cash Custodian”) of the cash held by the Trust and has entered into the Cash Custody Agreement in connection therewith. All EUAs held by the Trust will be held and maintained in the Union Registry. See “The Cash Custodian” and “EUAs and the Carbon Credit Industry-Registry Accounts.”

Trust Objective

The investment objective of the Trust is for the Shares to reflect the performance of the price of EUAs, less the expenses of the Trust’s operations. The Trust intends to achieve this objective by investing substantially all of its assets in EUAs. The Trust will invest in EUAs on a non-discretionary basis (i.e., without regard to whether the value of EUAs is rising or falling over any particular period).

Barring the forced liquidation of the Trust, the Trust will not purchase or sell EUAs directly, although the Sponsor may sell EUAs to pay certain expenses. Instead, when it sells or redeems its Shares, it will do so in “in-kind” transactions. Authorized Participants will deliver EUAs to the Trust in exchange for Shares when they purchase Shares, and the Trust will deliver EUAs to such Authorized Participants when they redeem Shares from the Trust. All EUAs will be held in the Union Registry. The Transfer Agent will facilitate the processing of purchase and sale orders in Baskets from the Trust.

Summary Risk Factors

An investment in the Shares is speculative and involves a high degree of risk. There is no assurance the Trust will achieve its investment objective or avoid substantial losses. A potential shareholder should not invest in the Shares unless he or she can afford to lose the entire investment. Before investing in the Shares, a potential shareholder should be aware of the various risks of investing in the Trust, including those described below. Additional risks and uncertainties not presently known by the Trust or not presently deemed material by the Trust may also impair the Trust’s operations and performance. The summary risk factors set forth below are intended to highlight certain risks of investing in the Trust. A more extensive discussion of these risks appears beginning on page 9 in “Risk Factors.”

The Trust relies on the existence of cap and trade regimes and related markets to give EUAs value. Cap and trade regimes are new and based on scientific principles that are subject to debate. Cap and trade regimes have arisen primarily due to relative international consensus with respect to scientific evidence indicating a correlative relationship between the rise in global temperatures and extreme weather events, on the one hand, and the rise in GHG emissions in the atmosphere, on the other hand. If this consensus were to break down, cap and trade regimes and the value of the Trust may be negatively affected.

Scientists are still debating whether the rise in atmospheric GHGs is caused by human activity such as GHG emissions generated through the burning of fossil fuels, as well as the acceptable level of GHG concentrations in the atmosphere. If the science supporting the relationship or the acceptable level of GHG concentrations is discredited or proved to be incorrect or inaccurate, it may negatively affect cap and trade regimes and the value of the Trust.

There is no assurance that cap and trade regimes will continue to exist. cap and trade may not prove to be an effective method of reduction in GHG emissions. As a result or due to other factors, cap and trade regimes may be terminated or may not be renewed upon their expiration. The EU ETS is organized into a number of phases, each which a predetermined duration. Currently, the EU ETS is in Phase IV. There can be no assurance that the EU ETS will enter into a new phase as scheduled.

New technologies may arise that may diminish or eliminate the need for cap and trade markets. Ultimately, the cost of emissions credits is determined by the cost of actually reducing emissions levels. If the price of credits becomes too high, it will be more economical for companies to develop or invest in green technologies, thereby suppressing the demand for credits and adversely affecting the price of the Trust.

Cap and trade regimes set emission limits (i.e., the right to emit a certain quantity of GHG emissions), which can be allocated or auctioned to the parties in the mechanism up to the total emissions cap. This allocation may be larger or smaller than is needed for a stable price of credits and can lead to large price volatility, which could affect the value of the Trust. Depending upon the industries of end users of EUAs, unpredictable demand for their products and services can affect the value of GHG emissions credits. For example, very mild winters or very cool summers can decrease demand for electric utilities and therefore require fewer carbon credits to offset reduced production and GHG emissions.

The ability of the GHG emitting companies to pass on the cost of emissions credits to consumers can affect the price of the EUAs. If the price of emissions can be passed on to the end customer with little impact upon consumer demand, it is likely that industries may continue emitting and purchase any shortfall in the market at the prevailing price. If, however, the producer is unable to pass on the cost, it may be incentivized to reduce production in order to decrease its need for offsetting emissions credits, which could adversely affect the price of EUAs and the Trust.

Regulatory risk related to changes in regulation and enforcement of cap and trade regimes could also adversely affect market behavior. If fines or other penalties for non-compliance are not enforced, incentives to purchase GHG credits will deteriorate, which could result in a decline in the price of emissions credits and a drop in the value of the Trust. In addition, as cap and trade markets develop, new regulation with respect to these markets may arise, which could have a negative effect on the value and liquidity of the cap and trade markets and the Trust.

Principal Offices

The offices of the Trust and the Sponsor are located at [    ] and the Trust’s telephone number is [__]. The office of the Trustee is located at 1100 North Market Street, Wilmington, Delaware 19890. The offices of the Administrator, Transfer Agent and Cash Custodian are located at One Lincoln Street, Boston, Massachusetts 02110. The offices of the Marketing Agent are located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The offices of the Union Registry are located at [    ].

Emerging Growth Company Status

The Trust is an “emerging growth company,” as defined in the JOBS Act, and is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations that are not otherwise applicable to the Trust. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, the Trust is choosing to “opt out” of such extended transition period, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that the decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

THE OFFERING

Offering	The Shares represent units of fractional undivided beneficial interest in the net assets of the Trust.
Use of proceeds

Proceeds received by the Trust in the form of deposits from the issuance of Baskets consist of EUAs. Such deposits are at all times maintained in the Union Registry. Such deposits are held by the Trust until (i) delivered to Authorized Participants in connection with redemptions of Baskets or (ii) EUAs are sold for cash or transferred to the Sponsor in-kind to pay the Sponsor’s Management Fee or other Trust expenses and liabilities not assumed by the Sponsor, is any.

Ticker Symbol	[CTWO]
CUSIP	[__]
Creation and Redemption

The Trust receives EUAs from Authorized Participants in exchange for the creation of “Baskets,” each equal to [50,000] Shares. Conversely, the Trust delivers EUAs in exchange for Baskets surrendered to it for redemption by Authorized Participants. The Trust issues and redeems Baskets on a continuous basis only to Authorized Participants. Baskets are only issued or redeemed in exchange for the amount of EUAs determined by the Administrator on each day that the Exchange is open for regular trading based on the combined net asset value of the Shares included in the Baskets being created or redeemed. No Shares are issued unless the Trust confirms that it has been allocated the corresponding amount of EUAs.

The initial amount of EUAs required for deposit with the Trust to create Shares was [10,000] per Basket.
Fees are assessed in connection with the creation and redemption of Baskets by Authorized Participants. See “Creation and Redemption of Shares” for more details.
Net Asset Value

Net asset value means the total assets of the Trust including, but not limited to, all EUAs and cash (if any) less total liabilities of the Trust, each determined on the basis of generally accepted accounting principles.

The Administrator determines the NAV of the Trust on each day that the Exchange is open for regular trading, as promptly as practical after 4:00 PM E.T. The net asset value of the Trust is the aggregate value of the Trust’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Trust’s net asset value, the Administrator values the EUAs held by the Trust based on settlement price for the daily EUA futures contract as established by the ICE ENDEX exchange. The value of the settlement price is generally disseminated by 5:15 p.m. Central European Time (“CET”). The Administrator converts the value of Euro denominated assets into the U.S. dollar equivalent using published foreign currency exchange prices by an independent pricing vendor. The Administrator also determines the NAV per Share.

Trust Fees and Expenses	[__]
Organization and Offering Expenses	The Sponsor will be responsible for paying all of the expenses incurred in connection with organizing the Trust as well as the expenses incurred in connection with the offering of the Trust’s Shares.

Extraordinary Fees and Expenses

The Trust will be responsible for paying, or for reimbursing the Sponsor or its affiliates for paying, all the extraordinary fees and expenses, if any, of the Trust. Extraordinary fees and expenses are fees and expenses which are non-recurring and unusual in nature, such as legal claims and liabilities, litigation costs or indemnification or other unanticipated expenses. Extraordinary fees and expenses also include material expenses which are not currently anticipated obligations of the Trust. Such extraordinary fees and expenses, by their nature, are unpredictable in terms of timing and amount.

Tax Considerations

A shareholder will be treated, for U.S. federal tax purposes, as if it directly owns a pro rata share of the Trust’s assets and directly receives that share of any Trust income and incurs that share of the Trust’s expenses. Shareholders of the Trust will be subject to U.S. federal income tax on their allocable share of the Trust’s taxable income, whether or not they receive cash distributions. Each delivery, transfer or sale of EUAs by the Trust to pay the Sponsor’s Management Fee or other expenses could be a taxable event to shareholders. See “Federal Income Tax Consequences — Taxation of U.S. Shareholders” and “[Purchases by Employee Benefit Plans.]”

Suspension of Issuance, Transfers and Redemptions

The Sponsor may suspend the delivery or registration of transfers of Shares, or may refuse a particular deposit or transfer at any time, if the Sponsor considers it advisable or necessary for any reason. Redemptions by Authorized Participants of Shares may and, on the direction of the Sponsor, shall, be generally suspended or particularly rejected by the Transfer Agent or Marketing Agent (1) during any period in which regular trading on the Exchange, the New York Stock Exchange, EEX, ICE Endex, Nasdaq Oslo or other exchange material to the valuation or operation of the Fund is closed, or when trading is suspended or restricted on such exchanges in EUAs or Daily EUA Futures, other than customary weekend or holiday closings, or trading of Shares on the Exchange is suspended or restricted, (2) the order is not in proper form as determined by the Trust, Transfer Agent or Marketing Agent, or (3) during an emergency as a result of which delivery, disposal or evaluation of EUAs is not reasonably practicable. In addition, the Trust will reject a redemption order if the fulfillment of the order might be unlawful or if, as a result of the redemption, the number of remaining outstanding Shares would be reduced to fewer than the number of Shares in one Basket. See “Creation and Redemption of Shares — Rejection of purchase orders” and “Creation and Redemption of Shares — Suspension or rejection of redemption orders.”

Termination Events	The Trust will terminate and liquidate if certain events occur. See “Description of the Trust — Termination of the Trust.”
Authorized Participants	Authorized Participants may create and redeem Baskets.

Each Authorized Participant must: (1) be a registered broker-dealer and a member in good standing with the Financial Industry Regulatory Authority (“FINRA”); (2) be a participant in DTC; and (3) have entered into an agreement with the Sponsor and the Transfer Agent (the “Authorized Participant Agreement”). The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets. A list of the current Authorized Participants can be obtained from the Administrator or the Sponsor.

Clearance and Settlement

The Shares will be evidenced by one or more global certificates that the Trust will issue to DTC. The Shares are issued only in book-entry form. Shareholders may hold their Shares through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

SUMMARY FINANCIAL CONDITION

As of the close of business on [•], 2023, the net asset value of the Trust, which represents the value of the EUAs deposited into and held by the Trust, was $ [•] and the net asset value per Share was $ [•].

RISK FACTORS

Before making an investment decision, you should consider carefully the risks described below, as well as the other information included in this prospectus.

Risks Related to the Trust’s Investments

Because the Shares are created to reflect the price of the EUAs held by the Trust, the market price of the Shares may be as unpredictable as the price of EUAs has historically been. This creates the potential for losses, regardless of whether you hold Shares for the short-, mid- or long-term.

Shares are created to reflect, at any given time, the market price of EUAs owned by the Trust at that time, less the Trust’s expenses and liabilities. Because the value of Shares depends on the price of EUAs, it is subject to fluctuations similar to those affecting EUA prices. Although the price of EUAs has increased steadily since 2018, the price has also fluctuated widely (between €15 and €96 per EUA) in response to certain events including the COVID-19 pandemic and the Ukraine War. If EU ETS continues to be characterized by the wide fluctuations that it has shown in the past several years, the price of the Shares may change widely and in an unpredictable manner. This exposes shareholders to potential losses if they need to sell their Shares at a time when the price of an EUA is lower than it was when the shareholder made its investment in Shares. Even if a shareholder is able to hold Shares for the mid- or long-term the shareholder may never realize a profit, because EU ETS has historically experienced extended periods of flat prices, and has only recently (since 2018) seen consistent prices above €20 per Carbon Credit.

The price of EUAs is affected by numerous factors beyond the Trust’s control, including the following:

(a)     Global or regional political, economic, environmental or financial events and situations (including pandemics, such as COVID-19) that depress economic activity may weaken demand for EUAs, and thus cause their price to fall. Very mild winters or very cool summers can decrease demand for electricity and therefore cause utilities to purchase fewer EUAs thus causing their price to fall.

(b)    Investors’ expectations with respect to the future rates of inflation and movements in world equity, financial, environmental, commodity and property markets, and returns available in other investment markets may impact the extent to which investors allocate capital to investments in EUAs.

(c)     The activities and emissions of energy-intensive sectors (including manufacturing facilities, oil refineries, power stations and, aviation) may impact the demand for EUAs; specifically, weaker activity in such sectors may reduce the demand for EUAs and cause their price to fall.

(d)    The relevant rules of cap and trade programs outside the EU (including how allowances are made available to operators or market participants, such as free allocations or auctions) and links put in place between mandatory cap and trade programs and voluntary schemes (enabling carbon allowances of one mandatory program or voluntary scheme to be used for the purposes of another mandatory program or voluntary scheme) may impact the supply of EUAs; for example, if entities are able to purchase carbon allowances from other programs or voluntarily schemes, this could increase the supply of EUAs, and thus reduce their price.

(e)     The rate of progress in the innovation, introduction and expansion of technologies and techniques in the reduction of emissions of greenhouse gases (or the capture and storage thereof). Advances in technologies for the reduction of greenhouse gases may result in companies being able to reduce their greenhouse gas emissions more quickly and cheaply, thus needing to purchase fewer EUAs which may cause the price of EUAs to fall.

(f)     The use by governments of different policies to encourage or require the reduction of emissions of greenhouse gases (or the capture and storage thereof) or for other environmental goals may reduce the incentive for companies to purchase EUAs (as against taking other actions), thus causing the price of EUAs to fall.

(g)    Lobbyist, political or governmental goals or policies with respect to climate change and the imposition of environmental plans or climate goals such as achieving carbon neutrality may impact the demand for EUAs. If government environmental or climate goals or policies are perceived to be weaker or less credible this may reduce the demand for EUAs and may cause their price to fall.

(h)    The cost and implications of non-compliance with the EU ETS (including both monetary and non-monetary penalties on operators subject to EU ETS for failure to surrender sufficient EUAs) may impact an operator’s willingness to pay for EUAs if the penalties associated with non-compliance are less costly than purchasing EUAs. These penalties (and any costs associated with them) may impose an implicit price ceiling on EUAs. Lower penalties and costs may result in lower Carbon Credit prices.

(i)     Investment and trading activities of hedge funds, commodity funds and other speculators may impact the demand for EUAs. For example, lower demand for EUAs from speculators may cause the demand for EUAs to be lower than otherwise and thus may cause their price to fall.

(j)     Interest rates and currency exchange rates, particularly the strength of and confidence in the Euro may impact the demand for EUAs. A reduction in the strength of, or confidence in, the Euro may reduce demand for assets denominated in that currency and thus may cause the price of those assets, including EUAs, to fall.

(k)    The ability of the GHG emitting companies to pass on the cost of emissions credits to consumers can affect the price of the EUAs. If the producer is unable to pass on the cost, it may be incentivized to reduce production in order to decrease its need for offsetting emissions credits, which could adversely affect the price of EUAs and the Trust.

Conversely, several factors may trigger a temporary increase in the price of EUAs prior to your investment in the Shares. If that is the case, you may be buying Shares at prices affected by the temporarily high prices of EUAs, and you may incur losses when the causes for the temporary increase disappear.

Legal or Regulatory Risks Relating to Changes to a Cap and Trade Program

Regulatory risk related to changes in regulation and enforcement of cap and trade regimes could also adversely affect market behavior. If fines or other penalties for non-compliance are not enforced, incentives to purchase GHG credits may deteriorate, which could result in a decline in the price of emissions credits and a drop in the value of the Trust. In addition, as cap and trade markets develop, new regulation with respect to these markets may arise, which could have a negative effect on the value and liquidity of the cap and trade markets and the Trust.

EUAs can only be traded in accordance with the EU ETS, which was established pursuant to the EU ETS Directive and Registries Regulation. Changes in these and other laws and regulations (or prospective changes to any of them) may affect the market value and liquidity of EUAs, the market value and liquidity of the Trust’s Shares, and the ability of the Trust to continue to offer its Shares.

The laws and regulations governing the operation of and access to the EU ETS may be amended and this may affect, without limitation:

(a)     the ability of the Trust to buy, sell, transfer or hold EUAs;

(b)    the cap or allocation of the number of EUAs available, for example, a higher cap or allocation of EUAs would increase their supply, and may also reduce demand for EUAs and thereby cause the price of EUAs and the value of the Trust’s Shares to fall; and

(c)     the operational aspects of the effective transfer of EUAs, and therefore the operations relating to the redemption of the Trust’s Shares, for example, changes to operations could slow settlement of redemptions of the Trust’s Shares, exposing redeeming Authorized Participants, and shareholders, to possible falls in price for an extended period of time.

Abandonment, termination or non-renewal of an EUA trading scheme may cause the price of EUAs to fall (potentially to zero).

EUAs have no use outside of the cap and trade program under which they can be allocated and traded. There is no assurance that any particular cap and trade program, including the EU ETS, will continue to exist. Cap and trade programs may not prove to be an effective method of reduction in greenhouse gas emissions. As a result or due to other factors, a cap and trade program may be terminated or may not be renewed upon its expiration.

If it was announced that the EU ETS would terminate or not be renewed then this could result in reduced demand for EUAs and the liquidation or termination of the Trust. The announcement and other steps taken in relation to the termination or non-renewal could also reduce the demand for EUAs, thereby causing the price of EUAs and the value of the Trust’s Shares to fall (potentially to zero). The termination of a cap and trade program outside of the EU ETS could impact the longevity and stability of other cap and trade programs across the globe, and influence other governments to support similar terminations. One or all of these events, in turn, could cause investors in the Trust to suffer a loss of some or all of their investment.

Cap and trade regimes and related markets are new and based on scientific principles that are subject to debate. Cap and trade regimes have arisen primarily due to relative international consensus with respect to scientific evidence indicating a correlative relationship between the rise in global temperatures and extreme weather events, on the one hand, and the rise in Greenhouse Gas (“GHG”) emissions in the atmosphere, on the other hand. If this consensus were to break down, cap and trade regimes and the value of the Trust may be negatively affected.

Scientists are still debating whether the rise in atmospheric GHGs is caused by human activity such as GHG emissions generated through the burning of fossil fuels, as well as the acceptable level of GHG concentrations in the atmosphere. If the science supporting the relationship or the acceptable level of GHG concentrations is discredited or proved to be incorrect or inaccurate, it may negatively affect cap and trade regimes and the value of the Trust.

There is no assurance that cap and trade regimes will continue to exist. Cap and trade may not prove to be an effective method of reduction in GHG emissions. As a result or due to other factors, cap and trade regimes may be terminated or may not be renewed upon their expiration. The EU ETS is organized into a number of phases, each which a predetermined duration. Currently, the EU ETS is in Phase IV. There can be no assurance that the EU ETS will enter into a new phase as scheduled.

New technologies may arise that may diminish or eliminate the need for cap and trade markets. Ultimately, the cost of emissions credits is determined by the cost of actually reducing emissions levels. If the price of credits becomes too high, it will be more economical for companies to develop or invest in green technologies, thereby suppressing the demand for credits and adversely affecting the price of the Trust.

Future governmental decisions may have significant impact on the price of EUAs, which may result in a significant decrease or increase in the net asset value of the Trust.

Generally, EUA prices reflect the supply and demand of available EUAs. The availability of EUAs is determined by the EU parliament together with the EU member nation representatives. As such, decisions by the EU and its member nations have a significant impact on the supply and demand of EUAs. The EU ETS is organized into a number of phases with pre-determined durations, but extenuating circumstances can result in changes to the phase plans. For example, the global economic crisis of 2008 occurred at the beginning of Phase II, which lasted from 2008 to 2012. Even though the cap on EUAs had been reduced for Phase II, the economic downturn of 2008 resulted in an unexpected reduction in emissions, which in turn resulted in a surplus of EUAs (and low Carbon Credit prices) throughout Phase II. In response to this surplus, the EU held back the auction of approximately 900 million EUAs, and implemented the Market Stability Reserve (“MSR”). The MSR is a system under which EUAs are added to, or removed from, the market based on certain thresholds in order to avoid extreme surpluses or shortages. After the implementation of the MSR, the price of EUAs has steadily increased. More recently, in December 2022, the European parliament and EU country representatives provisionally agreed on a Carbon Border Adjustment Mechanism (“CBAM”) that would require certain importers to the EU to essentially pay a tax that equates to the price of EUAs they would have needed to buy under the EU ETS if their product was produced in the EU. It is unclear what, if any, impacts CBAM may have on the price of EUAs. Future governmental decisions may have an impact on the supply and demand and price of EUAs, which may result in a significant decrease or increase in the net asset value of the Trust.

Because the Trust is not a diversified investment, it may be more volatile than other investments.

An investment in the Trust is not intended as a complete investment plan. Because the Trust principally only holds EUAs, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio. Accordingly, the NAV may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative, therefore investors should review closely the objective and strategy, the investment and operating restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

War and other geopolitical events, including but not limited to the war between Russia and Ukraine, outbreaks or public health emergencies (as declared by the World Health Organization), the continuation or expansion of war or other hostilities, or a prolonged government shutdown may cause volatility in the price of EUAs. These events are unpredictable and may lead to extended periods of price volatility.

The operations of the Trust, the exchanges, brokers and counterparties with which the Trust interacts, and the markets in which the Trust does business could be severely disrupted in the event of a major terrorist attack, cyber-attack, data breach, outbreak or public health emergency as declared by the World Health Organization (such as the spread of the novel coronavirus known as COVID-19), or the continuation or expansion of war or other hostilities.

In late February 2022, Russia launched an invasion of Ukraine, significantly amplifying already existing geopolitical tensions among Russia and other countries in the region and in the west. The responses of countries and political bodies to Russia’s actions, the larger overarching tensions, and Ukraine’s military response and the potential for wider conflict may increase financial market volatility generally, have severe adverse effects on regional and global economic markets, and cause volatility in the price of EUAs and the share price of the Trust. The conflict in Ukraine, along with global political fallout and implications including sanctions, shipping disruptions, collateral war damage, and a potential expansion of the conflict beyond Ukraine’s borders, has and could continue to disturb the EUAs market. Russia has historically been the primary supplier of natural gas to Europe. After the invasion of Ukraine, Russia cut off much of the gas it was supplying to Europe and several supply pipelines were damaged. This shortage of gas caused European countries to seek other natural gas suppliers, and to seek alternative energy sources such as coal, which may increase emissions in the short term and require the purchase of EUAs. This disruption in the energy supply caused volatility in the Carbon Credit market. The duration and extent of the Carbon Credit market volatility is unknown and impossible to predict. Future acts of war or geopolitical events in Europe, or countries economically tied to Europe may cause volatility in the Carbon Credit markets. These events are unpredictable and may lead to extended periods of price volatility.

Global terrorist attacks, anti-terrorism initiatives, and political unrest, as well as the adverse impact the COVID-19 pandemic has had on the global markets and economy, continue to fuel concerns. For example, the COVID-19 pandemic may continue to adversely impact the level of services currently provided by the EU and its member nations, could weaken the European economy, and interfere with Carbon Credit markets that rely upon data published by EU governmental agencies. The types of events discussed above, including the COVID-19 pandemic, are highly disruptive to economies and markets and have recently led, and may continue to lead, to increased market volatility and significant market losses.

More generally, a climate of uncertainty and panic, including the contagion of the COVID-19 virus and other infectious viruses or diseases, may adversely affect global, regional, and local economies and reduce the availability of potential investment opportunities, and increases the difficulty of performing due diligence and modeling market conditions, potentially reducing the accuracy of financial projections. Under these circumstances, the Trust may have difficulty achieving its investment objective which may adversely impact performance. Further, such events can be highly disruptive to economies and markets, significantly disrupt the operations of individual companies (including, but not limited to, the Sponsor and third party service providers), sectors, industries, markets, securities and commodity exchanges, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Trust’s assets. These factors could cause substantial market volatility, exchange trading suspensions and closures that could impact the ability of the Trust to complete redemptions and otherwise affect Trust performance and Trust trading in the secondary market. A widespread crisis may also affect the global economy in ways that cannot necessarily be foreseen at the current time. How long such events will last and whether they will continue or recur cannot be predicted. Impacts from these events could have significant impact on the Trust’s performance, resulting in losses for shareholders of the Trust. The current and future global economic impact may cause the underlying assumptions and expectations of the Trust to become outdated quickly or inaccurate, resulting in significant losses.

Trading on exchanges outside the United States is generally not subject to U.S. regulation and may result in different or diminished investor protections.

To the extent that the Trust places trades on exchanges outside the United States, trading on such exchanges is generally not regulated by any U.S. governmental agency and may involve certain risks not applicable to trading on U.S. exchanges, including different or diminished investor protections. Investors could incur substantial losses from trading on foreign exchanges which such investors would not have otherwise been subject had the Trust’s trading been limited to U.S. markets.

The Trust will face currency exchange rate risk.

The Trust will invest in EUAs which are denominated in Euros. Changes in currency exchange rates and the relative value of the Euro will affect the value of the Trust’s investments and the value of your Shares. Because the Trust’s NAV is determined in U.S. dollars, the Trust’s NAV could decline if the Euro depreciates against the U.S. dollar, even if the value of the EUAs held by the Trust, denominated in Euros, increases. Currency exchange rates can be extremely volatile and can change quickly and unpredictably. As a result, the value of the Trust’s investments may change quickly and without warning and the Trust may lose money.

As the above chart shows, throughout the past approximately 50 years the relationship between the U.S. dollar and the Euro has shifted dramatically. The relationship between the two currencies generally tracks the relative performance of the two economies and may react as one country’s (or currency zone’s) economy is outperforming the other. These periods of outperformance can cause dramatic swings in the relative value of the currencies. There have been periods during which the U.S. dollar depreciated by almost 50% against the Euro (2002 – 2009) as well as periods during which the U.S. dollar appreciated by similar proportions (1980 – 1984). These movements have tended to revert towards the historical average exchange rate of 1.194 Euro/U.S. dollar. As the Trust’s NAV is calculated in U.S. dollars, the Trust’s NAV may change, even if the Euro denominated value of the Trust’s assets do not, based upon currency exchange rate fluctuations. There will be periods when exchange rate fluctuations benefit the Trust, such as when the Euro is appreciating relative to the U.S. dollar, and periods when exchange rate fluctuations negatively impact the Trust, such as when the U.S. dollar appreciates relative to the Euro. Currency exchange rate fluctuations are beyond the control of the Trust and the Trust will not hedge against their impact.

There are no position limits or accountability levels on EUAs, which, despite the large trading volume of EUAs, could theoretically allow a single investor or a group of investors to exert significant influence on the price of EUAs.

Unlike with certain commodity interests traded on designated contract markets, there are no position limits on the maximum net long or net short EUA futures contracts that any single investor or group of investors under common trading control may hold, own or control. Additionally, there are no accountability levels over which the exchanges on which EUA futures contracts are traded may exercise greater scrutiny and control over an investor’s or group of investors’ positions. While this theoretically could allow a single investor or group of investors to exert significant influence over the price of EUAs, and in the extreme case, “corner the market,” this is mitigated and made unlikely by the large daily trading volume of EUAs, which on January 31, 2023 for example, amounted to approximately 5.8 million EUAs, between the spot and futures markets, combined. Should there be any serious supply issues with regard to EUAs and the price of EUAs rises above a certain level, the MSR would likely increase the auction supply of EUAs in order to moderate the price of EUAs.

Risks Related to the Trust’s Structure

The amount of EUAs represented by each Share will decrease over the life of the Trust due to the sale of EUAs necessary to pay the Sponsor’s Management Fee and Trust expenses. Without increases in the price of EUAs sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Because the Trust does not have any income, it needs to sell EUAs to cover its expenses. Even if there are no expenses other than those assumed by the Sponsor, and there are no other liabilities of the Trust, the Trust will still need to sell EUAs to pay the Sponsor’s Management Fee. The result of these sales is a decrease in the amount of EUAs represented by each Share. New EUAs, received in exchange for new Shares issued by the Trust, do not reverse this trend.

A decrease in the amount of EUAs represented by each Share results in a decrease in its price even if the price of EUAs has not changed. To retain the Share’s original price, the price of EUAs has to increase. Without that increase, the lesser amount of EUAs represented by the Share will have a correspondingly lower price. If these increases do not occur, or are not sufficient to counter the lesser amount of EUAs represented by each Share, you will sustain losses on your investment in Shares.

An increase in the Trust expenses not assumed by the Sponsor, or the existence of unexpected liabilities affecting the Trust, will force the Trust to sell larger amounts of EUAs, and will result in a more rapid decrease of the amount of EUAs represented by each Share and a corresponding decrease in its value.

The amount of EUAs represented by each Share will decrease over the life of the Trust due to the disregarding of fractions of an EUA smaller than one EUA for purposes of computing the Basket Deposit (as defined below). Without increases in the price of EUAs sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Due to changes in the Trust’s NAV attributable to sales of EUAs to pay fund expenses, the Basket Deposit, calculated as described in “Determination of Required Deposits,” below, may include fractional EUAs. The Trust’s policy is to disregard such fractional amounts because they are deemed to represent de minimis amounts relative to the value of a Basket. Because the Trust will not receive EUAs equal to the full value of a Basket, the interest on each of the existing shareholders of the Trust will be slightly diluted with the issuance of new Baskets. The dilution will be equal to the value of the disregarded fractional EUA, divided equally over all of the existing Shares prior to the creation. The dilution of a Share’s value will never amount to the value of one EUA, divided by the total number of Shares. To retain the Share’s original price, the price of EUAs has to increase. Without that increase, the lesser amount of EUAs represented by the Share will have a correspondingly lower price. If these increases do not occur, or are not sufficient to counter the lesser amount of EUAs represented by each Share, you will sustain losses on your investment in Shares.

The Trust is a passive investment vehicle. This means that the value of your Shares may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

The Trust will seek to hold EUAs during periods in which daily changes in the price of EUAs are flat or declining as well as when they are rising, and will not actively manage the Trust based on any other discretionary criteria. For example, if the Trust’s EUAs are declining in value, the Trust will not close out such positions, except during rebalancing periods or for creation and redemption orders in accordance with its investment objective. Any decrease in value of the Trust’s EUA positions will result in a decrease in the NAV and likely will result in a decrease in the market price of the Shares.

The Trust will not take defensive positions to protect against declining Carbon Credit prices, which could cause a decline to the value of the Trust’s Shares.

The Trust’s sole assets will be EUAs, regardless of the Sponsor’s views on expected EUA price movements. The Trust will not take a defensive position if EUA prices decline or if the Sponsor expects prices to decline. The Trust’s performance will be highly sensitive to Carbon Credit prices changes and the value of the Trust’s Shares will decrease as Carbon Credit prices fall.

An investment in the Trust may be adversely affected by competition from other methods of investing in EUAs.

The Trust competes with other financial vehicles, including exchange traded products registered outside of the U.S. and investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”), such as mutual funds, exchange traded funds (“ETFs”), and closed-end funds that gain exposure to EUAs through investments in futures contracts or other derivatives. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles, which could affect the market capitalization of the Trust and reduce the NAV. To the extent existing ETFs or other exchange traded vehicles tracking Carbon Credit markets represent a significant proportion of demand for EUAs, large redemptions of the securities of these ETFs or other exchange traded vehicles could negatively affect Carbon Credit prices and the price and NAV.

The Trust may be forced to sell EUAs earlier than anticipated if expenses are higher than expected.

The Trust may be forced to sell EUAs earlier than anticipated if the Trust’s expenses are higher than estimated. Such accelerated sales may result in a reduction of the NAV and the value of the Shares.

The Trust could terminate at any time and cause the liquidation and potential loss of an investor’s investment and could upset the overall maturity and timing of an investor’s investment portfolio.

The Trust may terminate at any time, regardless of whether the Trust has incurred losses, subject to the terms of the Trust Agreement. [In particular, unforeseen circumstances, including the death, adjudication of incompetence, bankruptcy, dissolution, or removal of the Sponsor as the manager of the Trust could cause the Trust to terminate unless a majority interest of the security holders within 90 days of the event elects to continue the Trust.] However, no level of losses will require the Sponsor to terminate the Trust. The Trust’s termination would cause the liquidation and potential loss of an investor’s investment. Termination could also negatively affect the overall maturity and timing of an investor’s investment portfolio.

Upon termination of the Trust, the Trust will sell EUAs in the amount necessary to cover all expenses of liquidation, and to pay any outstanding liabilities of the Trust. The remaining EUAs will be distributed among Authorized Participants surrendering Shares. Any EUAs remaining in the Trust after [60 days] may be sold by the Trust and the proceeds of the sale will be held by the Trust until claimed by any remaining holders of Shares. Sales of EUAs in connection with the liquidation of the Trust at a time of low prices will likely result in losses, or adversely affect your gains, on your investment in Shares.

Authorized Participants with large holdings may choose to terminate the Trust.

Holders of [75%] of the Shares have the power to terminate the Trust. This power may be exercised by a relatively small number of holders. If it is so exercised, investors who wished to continue to invest in EUAs through the vehicle of the Trust will have to find another vehicle, and may not be able to find another vehicle that offers the same features as the Trust.

If this offering of Shares does not raise sufficient funds to make the Trust’s future operations viable, the Trust may be forced to terminate and investors may lose all or part of their investment.

[All of the expenses relating to the Trust incurred prior to the date of this prospectus have been or will be paid by the Sponsor.] These payments by the Sponsor were designed to allow the Trust the ability to commence the public offering of its Shares. If the Sponsor and the Trust are unable to raise sufficient funds so that the Trust’s expenses are reasonable in relation to its NAV, the Trust may be forced to terminate and investors may lose all or part of their investment. Any expenses related to the operation of the Trust would need to be paid by the Sponsor at the time of termination.

However, no level of losses will require the Sponsor to terminate the Trust. The Trust’s termination would result in the liquidation of its investments and the distribution of its remaining assets to the shareholders on a pro rata basis in accordance with their Shares, and the Trust could incur losses in liquidating its investments in connection with a termination.

There may be situations where an Authorized Participant is unable to redeem a Basket of Shares. To the extent the value of EUAs decreases, these delays may result in a decrease in the value of the EUAs the Authorized Participant will receive when the redemption occurs, as well as a reduction in liquidity for all Shareholders in the secondary market.

Although Shares surrendered by Authorized Participants in Basket-size aggregations are redeemable in exchange for the underlying amount of EUAs, redemptions may be suspended during any period while regular trading on the Exchange is suspended or restricted, or in which an emergency exists that makes it reasonably impracticable to deliver, dispose of, or evaluate EUAs. If any of these events occurs at a time when an Authorized Participant intends to redeem Shares, and the price of EUAs decreases before such Authorized Participant is able again to surrender Shares for redemption, such Authorized Participant will sustain a loss with respect to the amount that it would have been able to obtain in exchange for the EUAs received from the Trust upon the redemption of its Shares, had the redemption taken place when such Authorized Participant originally intended it to occur. As a consequence, Authorized Participants may reduce their trading in Shares during periods of suspension, decreasing the number of potential buyers of Shares in the secondary market and, therefore, decreasing the price a shareholder may receive upon sale.

The liquidity of the Shares may also be affected by the withdrawal from participation of Authorized Participants.

In the event that one or more Authorized Participants that have substantial interests in Shares withdraw from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares and result in your incurring a loss on your investment.

The lack of an active trading market for the Trust’s Shares may result in losses on an investor’s investment in the Trust at the time the investor sells the Shares.

Although the Trust’s Shares are listed and traded on the Exchange, there can be no guarantee that an active trading market for the Shares will be maintained. If an investor needs to sell Shares at a time when no active trading market for them exists, the price the investor receives upon sale of the Shares, assuming they were able to be sold, likely would be lower than if an active market existed.

If the process of creation and redemption of Baskets encounters any unanticipated difficulties, the possibility for arbitrage transactions intended to keep the price of the Shares closely linked to the price of EUAs may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

If the processes of creation and redemption of Shares (which depend on timely transfers of EUAs to and by the Union Registry) encounter any unanticipated difficulties, potential market participants, such as the Authorized Participants and their customers, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying EUAs may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect. If this is the case, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of EUAs and may fall or otherwise diverge from NAV.

As an owner of Shares, you will not have the rights normally associated with ownership of other types of Shares.

Shares are not entitled to the same rights as Shares issued by a corporation. By acquiring Shares, you are not acquiring the right to elect directors, to receive dividends, to vote on certain matters regarding the issuer of your Shares or to take other actions normally associated with the ownership of Shares of a corporation. [You will only have the limited rights described under “Description of the Shares and the Trust Agreement.”]

As an owner of Shares, you will not have the protections normally associated with ownership of Shares in an investment company registered under the 1940 Act, or the protections afforded by the Commodity Exchange Act (“CEA”).

The Trust is not registered as an investment company for purposes of United States federal securities laws, and is not subject to regulation by the SEC as an investment company. Consequently, the owners of Shares do not have the regulatory protections provided to investors in registered investment companies. For example, the provisions of the Investment Company Act that limit transactions with affiliates, prohibit the suspension of redemptions (except under certain limited circumstances) or limit sales loads, among others, do not apply to the Trust.

The Trust does not hold or trade in commodity futures contracts, “commodity interests”, or any other instruments regulated by the CEA, as administered by the CFTC and the National Futures Association (the “NFA”). Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act and the Shares are not “commodity interests”. Consequently, the Sponsor is not subject to registration as a commodity pool operator or commodity trading advisor with respect to the Trust or the Shares. The owners of Shares do not receive the Commodity Exchange Act disclosure document and certified annual report required to be delivered by a registered commodity pool operator or a commodity trading advisor with respect to the Trust, and the owners of Shares do not have the regulatory protections provided to investors in commodity pools operated by registered commodity pool operators or advised by commodity trading advisors.

The Trust and its services providers, including the Union Registry may be the victims of a cyber-attack, which could adversely affect the price of EUAs and the prices of the Trust’s Shares.

The Trust and its service providers, including the Union Registry, may be prone to operational and information security risks resulting from cyber-attacks. Cyber-attacks include, but are not limited to, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber security breaches. Cyber-attacks could result in market disruption or adversely affect the price of EUAs or ability to access EUAs (including if they are stolen or lost).

Security vulnerabilities have previously been exploited in the EU ETS. For example, in January 2011, EUAs were allegedly stolen or “phished” from the national registries of several European countries and from the carbon trading accounts of market participants, which caused severe market disruption in the European carbon trading market with delivery of EUAs suspended. Such cyber security breaches could result in, amongst other things, the theft of EUAs. If some or all of the EUAs were to be stolen, this would have a material adverse effect on the Trust, which may, in turn, result in a shareholder losing some or all of the value of its investment in the Trust.

[Although the relationship between the Union Registry and the Trust concerning the Trust’s allocated EUAs is expressly governed by [Dutch] law, a court hearing any legal dispute concerning that arrangement may disregard that choice of law and apply U.S. law, in which case the ability of the Trust to seek legal redress against the Union Registry may be frustrated.

The obligations of the Union Registry are governed by [Dutch] law. The Trust is a Delaware statutory trust. Any United States, Delaware or other court situated in the United States may have difficulty interpreting [Dutch] law. It may be difficult or impossible for the Trust to sue the Union Registry in a United States, Delaware or other court situated in the United States. In addition, it may be difficult, time consuming and/or expensive for the Trust to enforce in a foreign court a judgment rendered by a United States, Delaware or other court situated in the United States.]

[Shareholders and Authorized Participants lack the right under the Union Registry Agreements to assert claims directly against the Union Registry, which significantly limits their options for recourse.

Neither the shareholders nor any Authorized Participant will have a right under the Union Registry Agreements to assert a claim of the Trust against the Union Registry. Claims under the Union Registry Agreements may only be asserted by the Trust.]

The value of the Shares will be adversely affected if any services provided to the Trust by the Sponsor, the Union Registry or other Trust service providers are suddenly or unexpectedly terminated.

Upon the sudden or unexpected termination, resignation or removal of any service provider to the Trust, it is possible that a comparable replacement service provider will be unavailable or unable to be appointed without material delay. Any such unavailability or delay could cause the Trust to expend resources in finding a replacement service provider, which may impact the NAV of the Trust.

The service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust, which could adversely affect the value of net assets of the Trust.

The Trust and other service providers engaged by the Trust maintain such insurance as they deem adequate with respect to their respective businesses. Investors cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the Trust’s assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

The Trust may amend the Trust Agreement without the consent of the Shareholders.

The Trust may agree to amend the Trust Agreement, including to increase the Sponsor’s Management Fee, without shareholder consent. Any amendment will become effective on a date to be determined by the Sponsor in its sole discretion. Shareholders may not receive specific notice of a fee increase or other amendment, other than through a supplement to the prospectus. Moreover, at the time an amendment becomes effective, by continuing to hold Shares, shareholders are deemed to agree to the amendment and to be bound by the Trust Agreement as amended without specific agreement to such amendment.

The market price at which investors buy or sell Shares may be significantly more or less than NAV.

The market price at which investors buy or sell Shares may be significantly less or more than NAV. The Trust’s per share NAV will change throughout the day as fluctuations occur in the market value of the Trust’s portfolio assets. The public trading price at which an investor buys or sells Shares during the day from their broker may be different from the NAV of the Shares. Price differences may relate primarily to supply and demand forces at work in the secondary trading market for the Trust’s Shares that are closely related to, but not identical to, the same forces influencing the prices of EUAs, cash and cash equivalents that constitute the Trust’s assets. During periods of unusual volatility or market disruptions, market prices of Trust Shares may deviate significantly from the market value of the Trust’s securities holdings or the NAV of Trust Shares.

The NAV of the Trust’s Shares may also be influenced by non-concurrent trading hours between the Exchange and the EUA markets. While the Trust’s Shares trade on the Exchange from 9:30 a.m. to 4:00 p.m. E.T., the trading hours for EUA markets do not coincide during all of this time. As a result, trading spreads and the resulting premium or discount on the Shares may widen and, therefore, increase the difference between the price of the Shares and the NAV of the Shares.

The Trust may incur higher fees and expenses upon renewing existing or entering into new contractual relationships.

If the Trust enters into new contractual relationships or renews existing relationships with its service providers, it may incur higher fees and expenses and need to change its accruals or introduce new fees and expenses. Any such change could make investors; investment less profitable.

The Exchange may halt trading in the Trust’s Shares, which would adversely impact an investor’s ability to sell Shares.

The Trust’s Shares are listed for trading on the Exchange under the market symbol [            ]. Trading in Shares may be halted due to market conditions or, in light of Exchange rules and procedures, for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. Additionally, there can be no assurance that the requirements necessary to maintain the listing of the Trust’s Shares will continue to be met or will remain unchanged. The Exchange’s listing rules require a minimum of [50,000] Shares to be outstanding for continued listing and will be the Trust’s minimum.

The Trust does not expect to make cash distributions.

Unlike mutual funds, commodity pools or other investment pools that actively manage their investments in an attempt to realize income and gains from their investing activities and distribute such income and gains to their investors, the Trust generally does not expect to distribute cash to security holders. An investor should not invest in the Trust if the investor will need cash distributions from the Trust to pay taxes on its share of income and gains of the Trust, if any, or for any other reason.

Although the Shares of the Trust are limited liability investments, certain circumstances such as bankruptcy or indemnification could increase a shareholder’s liability.

The Shares of the Trust are limited liability investments; shareholders may not lose more than they invest plus any profits recognized on their investment. However, shareholders could be required, as a matter of bankruptcy law, to return to the estate of the Trust any distribution they received at a time when the Trust was in fact insolvent or in violation of its Trust Agreement. Shareholders also agree in the Trust Agreement that they will indemnify the Trust for any harm suffered by the Trust as a result of the shareholders actions unrelated to the activities of the Trust.

Risks Related to the Sponsor

The Trust and the Sponsor may have conflicts of interests.

The Trust is subject to actual and potential inherent conflicts involving the Sponsor, various brokers and Authorized Participants. [The Sponsor’s officers, directors and employees do not devote their time exclusively to the Trust.] These persons are directors, officers or employees of other entities that may compete with the Trust for their services. They could have a conflict between their responsibilities to the Trust and to those other entities.

Shareholders have only very limited voting rights and have the power to replace the Sponsor only under specific circumstances. Shareholders do not participate in the management of the Trust and do not control the Sponsor, so they do not have any influence over basic matters that affect the Trust.

Shareholders have very limited voting rights with respect to the Trust’s affairs and have none of the statutory rights normally associated with the ownership of Shares of a corporation (including, for example, the right to bring “oppression” or “derivative” actions). Shareholders may elect a replacement sponsor only if the Sponsor resigns voluntarily or loses its limited liability company charter. Shareholders are not permitted to participate in the management or control of the Trust or the conduct of its activities. Shareholders must therefore rely upon the duties and judgment of the Sponsor to manage the Trust’s affairs.

The Sponsor is leanly staffed and relies heavily on key personnel to manage the Trust.

In managing and directing the day-to-day activities and affairs of the Trust, the Sponsor relies heavily on the services of its Chief Executive Officer, Ronald Gutstein, its Chief Financial Officer, [          ][, and on its other principals, [          ]]. If any of the group were to leave or be unable to carry out his present responsibilities, it may have an adverse effect on the management of the Trust.

Risks Related to Taxation

Shareholders do not have the rights enjoyed by investors in certain other financial instruments.

As interests in a grantor trust, the Shares have none of the statutory rights normally associated with the ownership of shares of a business corporation, including, for example, the right to bring “oppression” or “derivative” actions. Apart from the rights afforded to them by federal and state securities laws, Shareholders have only those rights relative to the Trust, the Trust property and the Shares that are set forth in the Depositary Trust Agreement. In this connection, the Shareholders have limited voting and distribution rights. They do not have the right to elect directors. See “Description of the Shares” for a description of the limited rights of the Shareholders.

The Trust has not requested a ruling from the Internal Revenue Service (“IRS”) regarding the tax treatment of the Trust.

Neither Sponsor nor Trustee has requested a ruling from the IRS regarding the tax status of the Trust. If the IRS were to determine (and be sustained in that determination) that the Trust is not a “grantor trust” for U.S. federal income tax purposes, the Trust could be subject to more complex and costly tax reporting requirements that could reduce the amount of cash available for distribution to shareholders. Specifically, if the Trust were not treated as a grantor trust for U.S. federal income tax purposes, the Trust should be treated as a partnership for such purposes. Although the Trust would not become subject to U.S. federal income taxation at the entity level as a result of treatment as a partnership, and items of income, gain, loss and deduction would flow through to shareholders, the Trust’s tax reporting requirements would be more complex and costly to implement and maintain, and its distributions to shareholders could be reduced as a result.

Shareholders could incur a tax liability without an associated distribution of the Trust.

In the normal course of operations it is possible that the Trust could incur a taxable gain in connection with the sale of EUAs that is otherwise not associated with a distribution. In the event that this occurs, shareholders may be subject to tax due to the grantor trust status of the Trust even though there is not a corresponding distribution from the Trust.

USE OF PROCEEDS

Proceeds received by the Trust in the form of deposits from the issuance of Baskets consist of EUAs. Such deposits are at all times maintained in the Union Registry. Such deposits are held by the Trust until (i) delivered to Authorized Participants in connection with redemptions of Baskets or (ii) sold at the direction of the Sponsor to pay fees due to the Sponsor and Trust expenses and liabilities not assumed by the Sponsor.

EUAS AND THE EUA INDUSTRY

The following is a more complete description of EUAs, including, without limitation, information about the history of EUAs, the EU ETS, and the global carbon credit market.

Description of EU Emissions Trading Scheme

Background of EU Emissions Trading Scheme

EU Emissions Trading System (“EU ETS”) is a “cap and trade” system. It caps the total volume of Green House Gas (“GHG”) emissions from installations and aircraft operators responsible for around 40% of EU GHG emissions. While the cap was previously set “bottom-up” from the relevant national allocation plans, since 2013 it has been set centrally by the EU which applies EU-wide.

The EU ETS is administered by the EU Commission, which issues a predefined amount of emission allowances through auctions or free allocation. Every year, this amount decreases slightly, with the objective that emissions are forced to reduce over time.

The system allows trading of emission allowances so that the total emissions of the installations and aircraft operators stays within the cap and the lowest cost measures can be taken up to reduce emissions. The EU ETS is a major tool of the European Union in its efforts to meet emissions reductions targets now and into the future. The trading approach helps to combat climate change in a cost-effective and economically efficient manner. As the largest emissions trading system for reducing GHG emissions, the EU ETS (together with the linked systems in Norway, Switzerland, Iceland and Lichtenstein) covers more than 11,000 power stations and industrial plants in 31 countries, and flights between airports of participating countries.

In 2012, EU ETS operations were centralized into a single EU registry operated by the EU Commission (the “Union Registry”). The Union Registry covers all countries participating in the EU ETS.

Types of EU Emissions Allowance

There are two types of EU emissions allowance: (i) general allowances for stationary installations (“EUA”); and (ii) allowances for the aviation sector (“EUAA”). The Trust intends to hold EUAs only.

An EUA represents the right to emit one metric ton of CO2 equivalent (tCO2e) into the atmosphere by operators of stationary installations (“Covered Entities”). By the end of April each year, all Covered Entities are required to surrender EUAs equal to the total volume of actual emissions from their installation for the last calendar year. EU ETS operators can trade (buy and sell) EUAs to achieve EU ETS compliance.

The cap of the total volume of GHG emissions for Covered Entities will decrease each year by a linear reduction factor. The cap for 2013 from stationary installations was set at 2,084,301,856 allowances. During Phase III, this cap decreased each year by a linear reduction factor (“LRF”) of 1.74% of the average total quantity of allowances issued annually in 2008-2012. This amounts to a reduction of 38,264,246 allowances each year.

The linear reduction factor was set in line with the EU-wide climate action targets for 2020 - the overall 20% emissions reduction target and the EU ETS sector-specific 21% emissions reduction target relative to 2005.

In Phase IV, the cap on emissions is subject to an annual linear reduction factor of 2.2% and may increase to 4.2% in accordance with the European Union’s Fit for 55 initiative (the “Initiative”), which refers to a set of proposed laws and regulations aimed at reducing the European Union’s net GHG emissions by at least 55% by 2030. Regardless of whether the linear reduction factor is increased to 4.2%, the number of EUAs available each year will decrease slightly but will have a negligible impact on the availability of EUAs in the open market. This is because the gradual decrease in “issued” EUAs is and will likely be offset by Covered Entities adjusting their operations to emit fewer GHGs which will decrease the amount of EUAs Covered Entities are required to surrender each year. The gradual decrease in “issued” EUAs will also likely be offset by more EUAs being available at auction. The Sponsor believes that there is sufficient liquidity in the daily EUA spot and futures markets to enable the creation and redemption of Baskets by Authorized Participants without difficulty even with the gradual annual decrease in supply of EUAs.

Compliance Phases

The EU ETS was developed with five phases of adoption, each phase having slightly more restrictive processes and procedures designed to gradually reduce the amount of greenhouses gasses emitted throughout the EU:

Phase I (2005 – 2007) only covered power generators and energy-intensive industries. Virtually all allowances were given to businesses for free during this period. The only cost imposed was a €40/ton fine for noncompliance.

Phase 2 (2008 – 2012) saw free allocations drop to 90%, with auctions being held for the non-freely distributed allowances. There were also 6.5% fewer allowances granted and the noncompliance penalty rose to €100/ton. During this period, Iceland, Liechtenstein, and Norway joined the EU ETS. The aviation industry was also brought under the auspices of the EU ETS. In an effort to ease tracking of and help facilitate trading, the Union Registry replaced national registries in order to consolidate records of ownership. The empirical data collected through these two phases helped guide the reforms instituted for future phases.

Phase 3 (2013 – 2020) included a number of key reforms:

•        A single, EU-wide cap on emissions rather than a system of national caps;

•        A transition to virtually all allowances being auctioned rather than freely distributed;

•        Inclusion of more sectors of the economy and more types of emissions covered;

•        Creation of the NER 300 Programme which set aside 300 million allowances to fund the deployment of technologies in renewable energy and carbon capture; and

•        The creation of a Market Stability Reserve (MSR) whose goal is to aid in the maintenance of an orderly market for allowances was established. The MSR adjusts auction supply according to how many allowances are in circulation. Every year the EU publishes the Total Net Allowances in Circulation (TNAC). On May 12, 2022, the European Commission published that the TNAC was 1,449,214,182. If the allowance surplus exceeds or drops below certain predetermined levels, the number of EUAs auctioned the following year are adjusted. The MSR is currently being reviewed with reforms expected to be announced in December of 2022.

Phase 4 (2021 – 2030) includes a goal of at least a 55% net reduction in greenhouse gas emissions by 2030. In July of 2021 the European Commission adopted a series of proposals describing how it intends to reach this benchmark, which will require all sectors covered by the EU ETS to reduce their emissions by 43% compared to 2005 levels. One of the key paths to reaching this goal is to cut the overall number of allowances issued each year. This process is known as the LRF. The Phase 4 LRF is set at 2.2% per year. It is possible that the LRF could be adjusted higher to 4.2% per year in order to meet the more ambitious EU 2030 emission reduction goals as set forth in the Initiative.

Source: https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:52020DC0740&from=EN: p. 12

Auctioning

Depending on the sector, the transition to auctioning has taken place progressively. According to the Joint Procurement Agreement, 28 Countries (25 EU member states plus Liechtenstein, Norway, and Iceland) use a common platform called the European Energy Exchange (“EEX”) to conduct their regularly scheduled auctions. Germany and Poland have opted out of the common auction but also utilize the EEX for auctions. These auctions take place on a regularly scheduled basis; the number of allowances being auctioned is disclosed on a schedule prior to auction.

Since 2013, power generators must buy all their allowances, with exceptions for some countries. The manufacturing industry received 80% of its allowances for free in 2013. This proportion decreased gradually annually to 30% in 2020, with the exception of sectors that were deemed to be exposed to carbon leakage. Carbon leakage refers to the situation that may occur if, for reasons of costs related to climate policies, businesses were to transfer production to other countries with less restrictive emission constraints. This could lead to an increase in their total emissions. The risk of carbon leakage may be higher in certain energy-intensive industries. Consequently, to safeguard the competitiveness of industries covered by the EU ETS, the production from sectors and sub-sectors deemed to be exposed to a significant risk of carbon leakage receives a higher share of free allowances compared to the other industrial installations. A list of such sectors is published by the EU Commission. 15% of the allowances in circulation in the aviation sector are auctioned.

While the overall auction volume is written into law, the actual annual auction volume varies significantly:

(a)     The MSR adjusts auction supply based on the surplus of allowances in the market. Every year, the EU Commission assesses the “Total Net Allowances in Circulation” (TNAC). If the allowance surplus exceeds 833 million allowances, 24% (as of 2024: 12%) of that surplus is withdrawn from auctions over the next 12 months and placed in a reserve. If the surplus drops below 400 million allowances, the auction volume of the next 12 months is increased by 100 million allowances until the reserve is depleted. The MSR is currently undergoing a reform, which might change some of the mechanical aspects. The completion of the reform is expected by the end of December 2022.

(b)    For administrative reasons, some countries are forced to delay the sale of allowances, e.g. because they failed to appoint an auctioneer in time.

(c)     Some allowances are earmarked for special purposes such as financing low carbon technology innovation. The monetisation of such allowances (and therefore the timing of these sales) can vary over time.

(d)    In the case that not all allowances that are earmarked for free allocation are indeed issued, the remaining volume is auctioned towards the end of a trading period.

In order to participate directly in an EUA auction on the EEX, one must be a:

•        Compliance buyer

•        Investment firm or credit institution

•        Business grouping of compliance buyers

•        Other intermediary specifically authorized by the home member state

Major holders and allowance use cases

There is limited publicly available data on individuals or individual organizations’ holdings in physical carbon allowances. Primarily, carbon allowances are held for three different use cases:

(a)     Complying with the EU ETS: Companies that need to surrender allowances under the EU ETS hold allowances to surrender them annually. These positions are typically built over time and ultimately surrendered at time of compliance. Therefore, the largest emitters in the EU ETS hold a significant amount of allowances, which include entities such as large utilities with a substantial share of fossil fuel fired power plants, cement companies, steel producers, chemical producers, oil and gas majors and airlines.

(b)    Providing financial services for hedging purposes or speculation, such as clearing houses for the European Energy Exchange (EEX) or the Intercontinental Exchange (ICE), or banks holding allowances for their clients.

(c)     Trading on and speculating around price moves, using physical emission allowances. This can take many forms, including “yield trades”, which includes holding a physical allowance and selling an EUA future at a premium to gain the yield in the forward curve; or outright positions for short term or long term speculation.

In addition to holding physical allowances, there is a liquid secondary futures and options market that is primarily used for hedging future emissions or speculating. Active players include large compliance entities, investment banks and hedge funds.

Trading EU Allowances

Transactions in allowances in the EU ETS take place between accounts in the European Union registry. Actors in the EU ETS first need to open an account with the Union Registry to be able to perform any transactions in EU Allowances. Accounts can be held by individuals and by organizations, although the precise rules (e.g. around account holder domicile) depend upon the specific national registry approached by the applicant. More details on opening a registry account can be found in Commission Regulation (EU) No 389/2013 (https://eur-lex.europa.eu/legal- content/EN/TXT/?uri=CELEX%3A32013R0389).

Transfer instructions are given electronically by an authorized representative of the transferring account, which indicates the number of allowances to be transferred and the details of the recipient’s account. These instructions for the physical transfer are generally given after a trade has been confirmed and approved by both parties, either OTC or on an exchange.

Transferring allowances from a holding account to another account is subject to a 26- hour delay for security reasons. Holding accounts can only transfer allowances to other accounts on their trusted account list. Authorized representatives (natural persons) of the account holders can add new trusted accounts to their list after a security delay of seven days. However, trading accounts have more flexibility and allow transfers without delay to accounts on the trusted account list and with a 26- hour delay when transferring to accounts not on the list. In contrast, transfers to accounts not on the list is not permitted for holding accounts.

Any transaction is also subject to a two-factor authentication process (signature process): all transfer instructions must be confirmed with a code that is sent via a text message to the registered mobile phone of the account representative initiating the transaction in the Union Registry.

There are times at which the EU registry is inaccessible for scheduled or unscheduled maintenance, during which no transactions can be initiated.

Trading Location

The EU ETS is linked to small emissions trading systems in Europe (Norway, Switzerland, Iceland and Liechtenstein), but not to any other major cap and trade markets. Therefore, allowances handed out in the EU ETS are not transferable to any registry outside of the EU ETS, and cannot be used for compliance in any other cap and trade market.

There are a number of other trading systems globally, and like the EU ETS, no allowances of any of these systems can be used in any other system:

(a)     Western Climate Initiative (WCI): The US state of California and the Canadian province Quebec created a linked cap and trade market, that covers >80% of emissions.

(b)    Regional Greenhouse Gas Initiative (RGGI): a group of U S east coast states created a linked market that covers power generators only.

(c)     The China National ETS: Technically not a cap and trade scheme (as the amount of allowances is not fixed but calculated according to historic production of units), this system is poised to be the world’s largest carbon market. In early 2021, it includes only coal fired power generation and all allowances are handed out for free, but the regulator plans to expand the scope and reduce the share of free allocation.

(d)    South Korea ETS: A comprehensive market covering the majority of Korean emissions

On top of such (multi)national approaches, the Paris Agreement aims at establishing a global carbon market between countries. However, the details are yet to be defined.

Registry Accounts

The Union Registry is an online database that holds accounts for Covered Entities, for aircraft operators as well as trading accounts for participants not covered under the EU ETS. The Union Registry records, amongst other things, (i) national implementation measures (which is a list of installations covered by the EU ETS Directive in each EU country and any free allocation to each of those installations in Phase III); (ii) accounts of companies or individuals holding such allowances; (iii) transfers of allowances (“transactions”) performed by account holders; (iv) annual verified CO2 emissions from installations and aircraft operators; and (v) annual reconciliation of allowances and verified emissions, where each company must have surrendered enough allowances to cover all its verified emissions.

The Union Registry can be accessed online in a similar manner to online banking systems. The operational and technical requirements of the Union Registry are specified in the Registries Regulation.

As mentioned above, a legal or natural person must open an account in the Union Registry before being able to participate in the EU ETS and perform transactions with allowances. Depending on the nature of the account holder and his role or activities, the following account types are available: operator holding accounts; aviation operator holding accounts; verifier accounts; person holding accounts; trading accounts; and national accounts.

To open an account, the account holder has to provide specific supporting evidence on the account holder and representatives (natural persons) that are authorized to use the account. The relevant national administrator checks these documents prior to activation of the account.

The European Union Transaction Log (“EUTL”) also automatically checks, records, and authorizes all transactions that take place between accounts in the Union Registry to ensure that transfers are in accordance with the EU ETS rules.

Pricing of Allowances and Trading Volume

There are currently two primary avenues for trading EUAs: The primary market involves participation in a regularly scheduled auction. The secondary market involves transactions between buyers and sellers on regulated markets via trading in spot, options, and futures contracts. There are also over-the-counter transactions, but they comprise a negligible percentage of transactions.

Liquidity differs between EUAs and EUAAs: Since fewer of the latter exist, the liquidity in both primary and secondary markets is lower for EUAAs than for EUAs.

The EUA markets are generally liquid:

(a)     On a near-daily basis, EUA auctions are held, with the caveat that from mid-December to mid-January, auctions are paused. Also, August auction volumes are typically 50% lower than average to account for less trading activity due to summer holidays. Prices achieved in these auctions are published on various publicly-accessible websites, including the European Commission’s primary website.

(b)    As at the Prospectus Date, the secondary market sees trading volumes of €2bn daily on average, with the majority of the liquidity in the futures market. Prices for secondary market transactions are published on various publicly-accessible websites, including those of the exchanges.

The auction venue provides transparency by releasing the auction data (total number of EUAs auctioned, the clearing price, bids received, and the cover ratio) shortly after the completion of each auction at 11am CET. Usually, the secondary market trades in a very close range around the primary market at that time.

The secondary market trading takes place on the EEX, ICE Endex, and Nasdaq Oslo exchanges. In their January 2022 publication, Carbon Market Year in Review 2021, Refinitiv estimated the total EUA market size to be €682.5 billion, up 162% versus 2020. The report further states that the EU ETS comprised 90% of the global market in compliance jurisdictions. The price for EUAs has ranged materially over the years, with the price generally increasing as the scheme has moved into later years.

There is no price management in the EU ETS, with the exception that if the primary auction clears significantly below the secondary market range preceding the auction, the auction can be cancelled. (This has occurred in the past when bidding interest was insufficient.) The unsold volume is then added to the next few auctions.

Most liquidity in the secondary market is achieved by trading futures contracts. These contracts have expiration going out as far as 2030. The most liquid contract is the single day futures contract on EUAs (the “Daily EUA Future”), which settles each day at the close of trading. Generally, Daily EUA Futures trade from approximately 2:00 a.m. Eastern Time (“E.T.”) to approximately 12:00 p.m. E.T. The pre-market trading session typically commences at 1:45 a.m. E.T. each trading day. The settlement price is fixed each business day and is published by the exchange at approximately 12:15 E.T. Final cash settlement occurs the first business day following the expiry day.

In 2021, the secondary spot market for EUAs (including the Daily EUA Future) averaged around 2.4 million EUAs daily and the primary auctions accounted for almost 2.5 million EUAs being auctioned several times per week.

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(https://www.esma.europa.eu/sites/default/files/library/esma70-445-38_final_report_on_emission_allowances_and_associated_derivatives.pdf :p37)

The current value (spot price) for a EUA is greatly influenced by a number of factors, including regulatory changes, world event’s and general level of economic activity. These primary concerns interact with one another to influence the supply and demand balance. As discussed earlier, the EU use of the MRS and the linear reduction factor have great influence regarding the overall supply of EUAs available to the market. There has also recently been a proposal within the EU of implementing a Carbon Border Adjustment Mechanism (CBAM), with a goal to “equalize the price of carbon between domestic products and imports and ensure that the EU’s climate objectives are not undermined by production relocating to countries with less ambitious policies.”

[Refinitiv estimates the total EUA market size at EUR 682,501m in 2021, up 162% versus 2020. According to a report by Refinitiv published on 31 January 2022 titled “Carbon Market Year in Review 2021,” this is 90% of the global carbon market size.]

Past and future performance of the EUAs

As movements in the price of EUAs are expected to directly affect the price of the Shares, investors should understand what the recent movements in the price of EUAs have been. Investors, however, should also be aware that past movements in the EUA price are not indicators of future movements. The following chart provides historical background on the price of EUAs.

[Chart to be provided by amendment.]

Regulation

As far as the EU ETS is concerned, it is established pursuant to the EU ETS Directive, the Auctioning Regulation and the Registries Regulation.

The EU ETS Directive governs the companies involved while the Auctioning Regulation details the sale of allowances and the Registries Regulation regulates the Union Registry and transfer of allowances.

Any major changes to the EU ETS are implemented through amendments of the EU ETS Regulation, which requires a full Comitology process on EU level. More technical aspects are implemented though the regulations.

As with all EU law, the EU ETS Directive establishes a legal framework that needs to be translated into national law in each member state. The linked emissions trading schemes (Iceland, Liechtenstein, Norway and Switzerland) need to adjust their respective rules accordingly to remain linked to the EU ETS.

EU emissions allowances and any derivatives thereof are considered financial instruments respectively under points 11 and 4 of Section C of Annex 1 to MiFID2. Accordingly, certain investment services and activities relating to EU emissions allowances may be licensable activities under MiFID2.

Similarly, under Article 82B of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended from time to time, “RAO”) and only in relation to, amongst others, “an investment firm or qualifying credit institution” that is “providing or performing investment services and activities on a professional basis,” EU emissions allowances and any derivatives thereof are considered “specified investments” for the purposes of FSMA. Accordingly, firms specified in Article 82B(2) engaging in “specified activities” (as defined under FSMA and the RAO) relating to EU emissions allowances may be conducted a regulated activity requiring authorization under FSMA.

ACTIVITIES OF THE TRUST

The activities of the Trust are limited to: (1) issuing Baskets in exchange for EUAs deposited with the Trust, as consideration; (2) selling EUAs (or transferring EUAs, at the Sponsor’s discretion, to pay the Management Fee) as necessary to cover the Sponsor’s Management Fee and Trust expenses, if any, not assumed by the Sponsor and other liabilities; and (3) delivering EUAs in exchange for Baskets surrendered for redemption. The Trust is not actively managed. It does not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the price of EUAs.

Trust Objective

The investment objective of the Trust is for the Shares to reflect the performance of the price of EUAs, less the expenses of the Trust’s operations. The Trust intends to achieve this objective by investing substantially all of its assets in EUAs. The Trust will invest in EUAs on a non-discretionary basis (i.e., without regard to whether the value of EUAs is rising or falling over any particular period).

Barring the forced liquidation of the Trust, the Trust will not purchase or sell EUAs directly, although the Sponsor may sell EUAs to pay certain expenses. Instead, when it sells or redeems its Shares, it will do so in “in-kind” transactions. Authorized Participants will deliver EUAs to the Trust in exchange for Shares when they purchase Shares, and the Trust will deliver EUAs to such Authorized Participants when they redeem Shares from the Trust. All EUAs will be held in the Union Registry. The Transfer Agent will facilitate the processing of purchase and sale orders in Baskets from the Trust.

CREATION AND REDEMPTION OF SHARES

The Trust creates and redeems Shares from time to time, but only in one or more Baskets. The creation and redemption of baskets is only made in exchange for delivery to the Trust or the distribution by the Trust of the amount of EUAs represented by the Baskets being created or redeemed, the amount of which is equal to the combined NAV of the number of Shares included in the baskets being created or redeemed determined as of 4:00 p.m., New York Time, on the day the order to create or redeem Baskets is properly received. Creations of Baskets may only be settled after the requisite EUAs are deposited in the Trust’s Union Registry Account.

Authorized Participants are the only persons that may place orders to create and redeem baskets. To become an Authorized Participant, a person must enter into an Authorized Participant Agreement with the Sponsor. The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets and for the delivery of the EUAs required for such creation and redemptions. The Authorized Participant Agreement and the related procedures attached thereto may be amended by the Trust, without the consent of any shareholder or Authorized Participant. Authorized Participants pay the Administrator a transaction fee of $[__] for each order they place to create or redeem one or more Baskets. The transaction fee may be waived, reduced, increased or otherwise changed by the Sponsor, taking into account the volume of creation and redemption orders and the cost to the Administrator and Sponsor of processing the creation and redemption orders, among other factors. Authorized Participants who make deposits with the Trust in exchange for Baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person will have any obligation responsibility to the Sponsor or the Trust to effect any sale or resale of Shares.

Prior to initiating any creation or redemption order, an Authorized Participant must have created a Union Registry Account via the Dutch Emissions Authority[, or another applicable national registry through which the Authorized Participant is eligible to join]. As described in more detail in the Authorized Participant Agreement, all transfers of EUAs from the Trust’s Union Registry Account and to the Trust’s Union Registry Account are made to and from the Authorized Participant’s Union Registry Account only. The Trust will only transfer EUAs for redemptions via the Authorized Participant’s Union Registry Account.

[Certain Authorized Participants are expected to be capable of participating directly in the spot EUAs and EUAs futures markets.] In addition, Authorized Participants will be able to participate directly in the EEX’s auctions of EUAs, both directly and indirectly by placing bids through existing EEX members. Some Authorized Participants or their affiliates may from time to time buy or sell EUAs and may profit in these instances. The Sponsor believes that the size and operation of the EUA market make it unlikely that Authorized Participants’ direct activities in the EUA market will significantly impact the price of EUAs or the Trust’s Shares. Authorized Participants must be (1) a DTC Participant;

(2) registered as a broker-dealer under the Exchange Act and regulated by Financial Industry Regulatory Authority, or FINRA, or some other self-regulatory organization or will be exempt from being or otherwise not required to be so regulated or registered; and (3) qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Each Authorized Participant will have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Under the Authorized Participant Agreement, the Sponsor, and the Trust under limited circumstances, have agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the 1933 Act, and to contribute to the payments the Authorized Participants may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of Baskets is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Participant Agreement for more detail. The Trust Agreement and form of Authorized Participant Agreement are filed as exhibits to the registration statement of which this Prospectus is a part.

Creation Procedures

On any business day, an Authorized Participant may place an order with the Administrator, which must be approved by the Marketing Agent, to create one or more Baskets. For purposes of processing creation and redemption orders, a “business day” means any day other than a day when the Exchange, the New York Stock Exchange, EEX, ICE Endex, Nasdaq Oslo or other exchange material to the valuation or operation of the Fund, or the calculation of EUAs or Daily EUA Futures, is closed for regular trading. Purchase orders must be placed by 11:00 a.m., New York Time, or the close of regular trading on the Exchange, whichever is earlier. The day on which an order is received by the [Transfer Agent] and approved by the Marketing Agent, is considered the purchase order date. Creation orders received by the Transfer Agent on or after the order cut-off time on a business day shall be considered received at the opening of business on the next business day and shall have as their purchase order date such next business day.

By placing a purchase order, an Authorized Participant agrees to deposit EUAs with the Trust. Prior to the delivery of Baskets for a purchase order, the Authorized Participant must also have wired the nonrefundable transaction fee due for the creation order.

Determination of Required Deposits

The total deposit of EUAs required to create each Basket, or a Creation Basket Deposit, is an amount of EUAs that is in the same proportion to the total assets of the Trust (net of accrued expenses and other liabilities) on the date the order to purchase is properly received, as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received.

On each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of EUAs constituting the Basket Deposit as appropriate to reflect accrued expenses. The computation is made by the Administrator as promptly as practicable after [4:00 p.m.] (New York time). The Administrator determines the Basket Deposit for a given day by dividing the number of EUAs held by the Trust as of the opening of business on that business day, adjusted for the amount of EUAs constituting estimated accrued but unpaid fees and expenses of the Trust as of the opening of business on that business day, by the quotient of the number of Trust Shares outstanding at the opening of business divided by [50,000]. Fractions of an EUA less than one EUA are disregarded for purposes of the computation of the Basket Deposit. The Basket Deposit so determined is communicated via electronic mail message to all Authorized Participants and made available on the Sponsor’s website for the Shares. The Exchange also publishes the Basket Deposit determined by the Administrator as indicated above.

Delivery of Required Deposits

An Authorized Participant who places a purchase order is responsible for crediting the Trust’s Union Registry Account with the required EUA deposit by [ ] [p.m.] New York time on the second business day following the purchase order date. Upon receipt of the EUA deposit amount in the Trust’s Union Registry Account, the Union Registry will notify the Sponsor that the EUAs have been deposited.

Upon receipt of confirmation from the Union Registry that the EUA deposit amount has been received, the Administrator will direct DTC to credit the number of Shares created to the Authorized Participant’s DTC account.

EUAs held in the Trust’s Union Registry Account are the property of the Trust and are not traded, leased, or loaned under any circumstances.

Suspension of Purchase Orders

The Sponsor may, in its discretion, suspend the right to purchase, or postpone the purchase settlement date: (1) for any period during which the Exchange, the New York Stock Exchange, EEX, ICE Endex, Nasdaq Oslo or other exchange material to the valuation or operation of the Fund is closed, or when trading is suspended or restricted on such exchanges in EUAs or Daily EUA Futures, other than customary weekend or holiday closings, or trading of Shares on the Exchange is suspended or restricted, or (2) during an emergency as a result of which delivery, disposal or evaluation of EUAs is not reasonably practicable. The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Rejection of Purchase Orders

The Sponsor or its designee has the absolute right, but does not have any obligation, to reject any purchase order or Basket Deposit if the Sponsor determines that:

•        the purchase order or Basket Deposit is not in proper form;

•        it would not be in the best interest of the shareholders of the Trust;

•        the acceptance of the purchase order or the Basket Deposit would have adverse tax consequences to the Trust or its shareholders;

•        the acceptance or receipt of which would, in the opinion of counsel to The Sponsor, be unlawful; or

•        circumstances outside the control of the Trust, the Sponsor, the Marketing Agent or the Union Registry make it, for all practical purposes, not feasible to process Baskets.

None of the Sponsor, the Marketing Agent or the Union Registry will be liable for the rejection of any purchase order or Basket Deposit.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets. On any business day, an Authorized Participant may place an order with the Administrator to redeem one or more Baskets. Redemption orders must be placed by 11:00 p.m., New York Time, or the close of regular trading on the Exchange, whichever is earlier. A redemption order will be effective on the date it is received by the [Transfer Agent] and approved by the Marketing Agent (“Redemption Order Date”). Redemption orders received by the Transfer Agent on or after the order cut-off time on a business day shall be considered received at the opening of business on the next business day and shall have as their Redemption Order Date such next business day.

Determination of Redemption Distribution

The redemption distribution from the Trust consists of a movement of EUAs to the redeeming Authorized Participant’s Union Registry Account representing the amount of EUAs held by the Trust evidenced by the Shares being redeemed. Fractions of an EUA included in the redemption distribution smaller than one EUA are disregarded. The redemption distribution due from the Trust will be delivered once the Administrator notifies the Sponsor that the Authorized Participant has delivered the Shares represented by the Baskets to be redeemed to the Trust’s DTC account. If the Trust’s DTC account has not been credited with all of the Shares of the Baskets to be redeemed, the redemption distribution will be delayed until such time as the confirmation of delivery of all such Shares. Only whole Baskets will be redeemable.

Delivery of Redemption Distribution

The redemption distribution due from the Trust will be delivered to the Authorized Participant on the second business day following the Redemption Order Date if, by [_____] a.m. New York Time, on such business day, the Trust’s DTC account has been credited with the Baskets to be redeemed. If the Trust’s DTC account has not been credited with all of the Baskets to be redeemed by such time, the redemption distribution will be delivered to the extent of whole Baskets received. Any remainder of the redemption distribution is delivered on the next business day to the extent of remaining whole Baskets received if the Administrator receives the fee applicable to the extension of the redemption distribution date which the Administrator may, from time to time, determine and the remaining Baskets to be redeemed are credited to the Trust’s DTC account by [_____] a.m. New York time on such next business day. Any further outstanding amount of the redemption order may be cancelled.

Once the Administrator notifies the Sponsor that the Shares have been received in the Trust’s DTC account, the Sponsor instructs the Union Registry to transfer the redemption EUA amount from the Trust’s Union Registry Account to the Authorized Participant’s Union Registry Account.

The Sponsor is the only entity that may initiate a withdrawal of EUAs from the Trust’s Union Registry Account, and the only accounts that may receive EUAs from the Trust’s Union Registry Account are Authorized Participants’ or the Sponsor’s Union Registry Accounts.

Suspension or Rejection of Redemption Orders

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the Exchange, the New York Stock Exchange, EEX, ICE Endex, Nasdaq Oslo or other exchange material to the valuation or operation of the Fund is closed, or when trading is suspended or restricted on such exchanges in EUAs or Daily EUA Futures, other than customary weekend or holiday closings, or trading of Shares on the Exchange is suspended or restricted, or (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of EUAs is not reasonably practicable. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Trust’s assets. If the Sponsor has difficulty liquidating the Trust’s positions, e.g., because of a market disruption event or an unanticipated delay in the liquidation of a position in an over the counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified.

Redemption orders must be made in whole Baskets. The Sponsor acting by itself or through the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement may, in its sole discretion, reject any redemption order (1) the Sponsor determines not to be in proper form, (2) the fulfillment of the order, in the opinion of its counsel, might be unlawful, or (3) if circumstances outside the control of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement or the Union Registry make it, for all practical purposes, not feasible to process.

None of the Sponsor, the Administrator, or the Union Registry will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Creation and Redemption Transaction Fee

To compensate the Administrator for expenses incurred in connection with the creation and redemption of Baskets, an Authorized Participant is required to pay a transaction fee of $[          ] to the Administrator to create or redeem Baskets, which does not vary in accordance with number of Baskets in such order. The transaction fee may be waived, reduced, increased or otherwise changed by the Sponsor, taking into account the volume of creation and redemption orders and the cost to the Administrator and Sponsor of processing the creation and redemption orders, among other factors. The Sponsor will notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of Baskets until thirty (30) days after the date of notice.

Tax Responsibility

Authorized Participants are responsible for any transfer tax, sales or use tax, stamp tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Baskets, regardless of whether or not such tax or charge is imposed directly on the Authorized Participant, and agree to indemnify the Sponsor and the Trust if they are required by law to pay any such tax, together with any applicable penalties, additions to tax and interest thereon.

Secondary Market Transactions

The Trust issues Shares in Baskets to Authorized Participants from time to time in exchange for deposits of the amount of EUAs represented by the Baskets being created. A current list of Authorized Participants is available from the Administrator and the Sponsor.

As discussed above, Authorized Participants are the only persons that may place orders to create and redeem Baskets. Authorized Participants must be registered broker-dealers or other securities market participants, such as banks and other financial institutions that are not required to register as broker-dealers to engage in securities transactions. An Authorized Participant is under no obligation to create or redeem Baskets, and an Authorized Participant is under no obligation to offer to the public Shares of any Baskets it does create.

Authorized Participants that do offer to the public Shares from the Baskets they create will do so at per-Share offering prices that are expected to reflect, among other factors, the trading price of the Shares on the Exchange, the NAV of the Trust at the time the Authorized Participant purchased the Baskets, the NAV of the Shares at the time of the offer of the Shares to the public, the supply of and demand for Shares at the time of sale, and the liquidity of EUAs or other portfolio investments. Baskets are generally redeemed when the price per Share is at a discount to the per Share NAV. Shares initially comprising the same Basket but offered by Authorized Participants to the public at different times may have different offering prices. An order for one or more Baskets may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants who make deposits with the Trust in exchange for Baskets receive no fees, commissions or other forms of compensation or inducement of any kind from either the Trust or the Sponsor and no such person has any obligation or responsibility to the Sponsor or the Trust to effect any sale or resale of Shares. Shares trade in the secondary market on the Exchange.

Shares are expected to trade in the secondary market on the Exchange. Shares may trade in the secondary market at prices that are lower or higher relative to their NAV per Share. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by various factors, including the number of investors who seek to purchase or sell Shares in the secondary market and the liquidity of EUAs.

Investors who decide to buy or sell Shares of the Trust will place their trade orders through their brokers and may incur customary brokerage commissions and charges. Prior to this offering, there has been no public market for the Shares. The Shares are expected to be listed for trading, subject to notice of issuance, on the Exchange under a ticker symbol to be announced prior to the commencement of trading.

PLAN OF DISTRIBUTION

The Trust will issue Shares in Baskets to Authorized Participants from time to time in exchange for EUAs. A current list of the Authorized Participants is available from the Administrator and the Sponsor. The Trust will not issue fractions of a Basket to Authorized Participants. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Trust, a “distribution,” as such term is used in the Securities Act, will be occurring. The initial authorized participant (“Initial Purchaser”) is a statutory underwriter under Section 2(a)(11) of the Securities Act. Subsequent Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, an Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Basket from the Trust, breaks the Basket down into the constituent Shares and sells the Shares to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter.

Prospective shareholders who purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. Prospective shareholders are encouraged to review the terms of their brokerage accounts for details on applicable charges.

The Sponsor or Marketing Agent, or an affiliate of the Sponsor or Marketing Agent, may directly or indirectly make cash payments to certain broker-dealers for participating in activities that are designed to make registered representatives and other professionals more knowledgeable about exchange traded products, including the Fund, or for other activities, such as participation in marketing activities and presentations, educational training programs, conferences, the development of technology platforms and reporting systems. In addition, the Sponsor and/or Marketing Agent may enter into arrangements with certain financial intermediaries pursuant to which such intermediaries will agree to promote certain ETFs/exchange traded products (“ETPs”) to their customers and agree not to charge certain of their customers any commissions when those customers purchase or sell shares of participating ETFs/ETPs. Payments to a broker-dealer or intermediary may create potential conflicts of interest between the broker-dealer or intermediary and its clients. These amounts, which may be significant, are paid by the Sponsor and/or Marketing Agent from their own resources and not from the assets of the Trust. In addition, the Sponsor or Marketing Agent, or an affiliate of the Sponsor or Marketing Agent, may also reimburse expenses or make payments from their own assets to other persons in consideration of services or other activities that they believe may benefit the Marketing Agent’s business or facilitate investment in the Fund.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(3) of the Securities Act.

Prospective shareholders intending to create or redeem Baskets through Authorized Participants in transactions not involving a broker-dealer registered in such shareholder’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

The Sponsor has agreed to indemnify certain parties against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that such parties may be required to make in respect of those liabilities. The Trustee has agreed to reimburse such parties, solely from and to the extent of the Trust’s assets, for indemnification and contribution amounts due from the Sponsor in respect of such liabilities to the extent the Sponsor has not paid such amounts when due.

The offering Baskets are being made in compliance with FINRA Conduct Rule 2310. Authorized Participants will not receive from the Trust or the Sponsor any compensation in connection with an offering of the Shares. Accordingly, there is, and will be, no payment of underwriting compensation in connection with such offering of Shares in excess of 10% of the gross proceeds of the offering.

The Shares will trade on the Exchange under the symbol “[CTWO]”.

DESCRIPTION OF THE TRUST

The Trust

The Trust was formed as a Delaware statutory trust on [__], 2022. The Trust will seek to provide shareholders with exposure to the price of EUAs, before expenses of the Trust’s operations. INVESTING IN THE TRUST INVOLVES RISKS SIMILAR TO THOSE INVOLVED WITH AN INVESTMENT DIRECTLY IN EUAS, BUT IT IS NOT A PROXY FOR INVESTING DIRECTLY IN EUAS. The Trust is governed by the Trust Agreement between the Sponsor and the Trustee. The Trust Agreement sets out the rights of the shareholders and the rights and obligations of the Trust and the Trustee. Delaware State law governs the Trust Agreement. The following is a summary of material provisions of the Trust Agreement. It is qualified by reference to the entire Trust Agreement, which is filed as an exhibit to the registration statement of which this Prospectus is a part.

The assets of the Trust consist primarily of EUAs. EUAs will be sold in ‘in-kind’ transactions: (1) to pay the expenses of the Trust not assumed by the Sponsor; (2) in connection with redemptions of Baskets; and (3) if the Trust terminates and liquidates its assets. The sale of EUAs by the Trust, including the sale of EUAs to generate cash to pay its fees and expenses, will be a taxable event for shareholders. See “U.S. Federal Income Tax Consequences — Taxation of U.S. Shareholders.”

The Trust is not registered as an investment company under the 1940 Act and is not required to register under such act. The Trust will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act, as administered by the CFTC. The Trust is not a commodity pool for purposes of the Commodity Exchange Act and neither the Sponsor, nor the Trustee is subject to regulation as a commodity pool operator or a commodity trading adviser in connection with the Shares.

The number of outstanding Shares is expected to increase and decrease from time to time as a result of the creation and redemption of Baskets. The creation and redemption of Baskets requires the delivery to the Trust or the distribution by the Trust of the amount of EUAs represented by the net asset value of the Baskets being created or redeemed. The total amount of EUAs required for the creation of Baskets will be based on the combined net assets represented by the number of Baskets being created or redeemed.

The Trust has no fixed termination date.

Trust Expenses

The Trust’s only ordinary recurring expenses are expected to be the Sponsor’s Management Fee, paid monthly in arrears, in an amount equal to [•]% per annum of the daily NAV of the Trust. In exchange for the Management Fee, the Sponsor has agreed to assume all routine operational, administrative and other ordinary expenses of the Trust, including, but not limited to, each of the Trustee’s, Administrator’s, Cash Custodian’s, Transfer Agent’s and Marketing Agent’s monthly fee and out-of-pocket expenses and expenses reimbursable in connection with such service provider’s respective agreement; the marketing support fees and expenses; exchange listing fees; SEC registration fees; printing and mailing costs; maintenance expenses for the Trust’s website; audit fees and expenses; and routine legal expenses. The Sponsor also paid the costs of the Trust’s organization and the initial sale of the Shares.

The Trust will be responsible for reimbursing the Sponsor or its affiliates for paying all the extraordinary fees and expenses, if any, of the Trust. Extraordinary fees and expenses are fees and expenses which are non-recurring and unusual in nature, such as legal claims and liabilities, litigation costs or indemnification or other unanticipated expenses. Such extraordinary fees and expenses, by their nature, are unpredictable in terms of timing and amount. The Trust will either (i) cause the Sponsor to receive EUAs from the Trust in such quantity as may be necessary to pay the Management Fee or (ii) sell EUAs in such quantity as may be necessary to permit payment in cash of the Management Fee and other Trust expenses and liabilities not assumed by the Sponsor, if any.

The Trust will cause EUAs to be sold [through dealers in OTC transactions or directly] on the EEX, ICE Endex, and Nasdaq Oslo exchanges through which the Trust may reasonably expect to obtain a favorable price and good execution of orders. The Trust may consider the market price expected to be obtained [by such dealer or] through such exchange and the ability of the dealer or exchange to conduct the sale of EUAs with a minimal impact on the market price of EUAs. The Trust may offset the importance of one factor against the remaining factors. The Trust shall not be liable for loss incurred by reason of any sale. See “U.S. Federal Income Tax Consequences — Taxation of U.S. Shareholders” for information on the tax treatment of EUAs sales.

The Trust will also cause the sale of the Trust’s EUAs if the sale is required by applicable law or regulation or sell the Trust’s EUAs in connection with the termination and liquidation of the Trust.

Cash held by the Administrator or the Cash Custodian pending payment of the Trust’s expenses will not bear any interest.

Calculating NAV

The Trust’s Net Asset Value (NAV) is calculated by:

•        Determining the current market value of the Trust’s total assets;

•        Subtracting any liabilities (which include estimated accrued but unpaid fees and expenses); and

•        Dividing that total by the number of outstanding shares.

The Administrator calculates the NAV of the Trust once each NYSE Arca trading day. The NAV for a particular day is released after the markets close, which is typically 4PM ET. The Administrator uses the settlement price for the Daily EUA Futures as established by the ICE ENDEX exchange. The ICE ENDEX generally determines and releases this value by 5:15 p.m. Central European Time. The Administrator also converts the value of Euro denominated assets into USD equivalent using published foreign currency exchange prices by an independent pricing vendor. Third parties supplying quotations or market data may include, without limitations, dealers in the relevant markets, end-users of the relevant product, information vendors, brokers and other sources of market information.

In addition, in order to provide updated information relating to the Trust for use by investors and market professionals, an updated indicative fund value (“IFV”) is made available through on-line information services throughout the core trading session hours of 9:30 am E.T. to 4:00p.m. E.T. on each trading day. The IFV is calculated by using the prior day’s closing NAV per share of the Trust as a base and updating that value throughout the trading day to reflect changes in the most recently reported trade price for the EUAs held by the Trust. All major exchanges that trade either EUAs or Daily EUA Futures, such as the EEX, ICE ENDEX, and Nasdaq Oslo exchanges, provide real time pricing information to the general public through data vendors such as Bloomberg. The IFV disseminated during the NYSE Arca core trading session hours should not be viewed as an actual real time update of the NAV, because the NAV is calculated using a different manner and it is calculated only once at the end of each trading day based upon the relevant end of day values of the Trust’s investments.

It should also be noted that although the IFV is disseminated through out the core trading session, the customary trading hours for EUAs, the Trust’s primary asset, are 2am to 12 pm ET. This means that there is a gap in time at the end of each day during which the Trust’s shares are traded on the NYSE Arca, but real-time trading prices for EUAs are not available. During such gaps in time the IFV will be calculated based on the end of day settlement price of the Daily EUA Futures immediately preceding trading session.

During customary trading hours for EUAs the IVF will be calculated as follows:

(((Midpoint of bid-ask spread on ICE ENDEX × number of EUAs held by Trust) × Euro to U.S. dollar exchange rate) - accrued expenses)/number of Shares outstanding

Outside customary trading hours for EUAs the IVF will be calculated as follows:

(((same day Daily EUA Futures settlement price on ICE ENDEX × number of EUAs held by Trust) × Euro to U.S. dollar exchange rate) - accrued expenses)/number of Shares outstanding

The NYSE Arca disseminates the IFV through the facilities of CTA/CQ High Speed Lines. In addition, the IFV is published on the NYSE Arca’s website and is available through on-line information services such as Bloomberg. The Trust, the Sponsor and its affiliates are not involved in, or responsible for, the calculation or dissemination of the IFV and make no warranty as to its accuracy.

The Daily EUA Futures market is a more liquid and active market than the spot EUA market. Therefore, the Sponsor believes that the settlement price of the Daily EUA Future provides a better method for price discovery than the prices on the EUA spot market. The chart below shows the mid-point of the bid/ask spread for EUAs traded on EEX and the Daily EUA Future throughout the trading days for the month of January 2023. This shows an average absolute difference of €0.015 between the daily prices for EUAs on the EEX and ICE Endex.

100
90
80
70
60
50
40
30
20
10
0
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
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Jan-21
Jul-21
Jan-22
EEX
ICE Endex

Figure 1: Spot Prices in continuous trading at EEX and ICE Endex, in EUR/tCO2.
Source: Refinitiv, ESMA.

Impact of Trust Expenses on the Trust’s Net Asset Value

The Trust sells EUAs to raise the funds needed for the payment of the Sponsor’s Management Fee. Additionally, at the Sponsor’s discretion, the Trust may pay the Sponsor’s Management Fee in EUAs. See “The Sponsor — The Sponsor’s Management Fee.” The purchase price received as consideration for such sales is the Trust’s sole source of funds to cover its liabilities. The Trust does not engage in any activity designed to derive a profit from changes in the price of EUAs. EUAs not sold to redeem Baskets of Shares, or to cover the Sponsor’s Management Fee and any other Trust expenses or liabilities not assumed by the Sponsor, will be held by the Trust. As a result of the recurring sales of EUAs necessary to pay the Sponsor’s Management Fee, the net asset value of the Trust and, correspondingly, the fractional amount of EUAs represented by each Share will decrease over the life of the Trust. New EUAs received in exchange for additional new Baskets issued by the Trust, do not reverse this trend.

Termination of the Trust

The Sponsor will notify shareholders at least 30 days before the date for termination of the Trust Agreement and the Trust if any of the following occurs:

•        Shares are delisted from the Exchange and are not approved for listing on another national securities exchange within five business days of their delisting;

•        180 days have elapsed since the Trustee notified the Sponsor of the Trustee’s election to resign or since the Sponsor removed the Trustee, and a successor trustee has not been appointed and accepted its appointment;

•        The SEC determines that the Trust is an investment company under the 1940 Act, and the Sponsor has made the determination that termination of the Trust is advisable;

•        The CFTC determines that the Trust is a commodity pool under the Commodity Exchange Act, and the Sponsor has made the determination that termination of the Trust is advisable;

•        The Trust is determined to be a “money service business” under the regulations promulgated by FinCEN under the authority of the US Bank Secrecy Act and is required to comply with certain FinCEN regulations thereunder or is determined to be a “money transmitter” (or equivalent designation) under the laws of any state in which the Trust operates and is required to seek licensing or otherwise comply with state licensing requirements, and the Sponsor has made the determination that termination of the Trust is advisable;

•        A United States regulator requires the Trust to shut down or forces the Trust to liquidate its EUAs;

•        Any ongoing event exists that either prevents the Trust from making or makes impractical the Trust’s reasonable efforts to make a fair determination of the price of EUAs for purposes of determining the net asset value of the Trust;

•        The Sponsor determines that the aggregate net assets of the Trust in relation to the operating expenses of the Trust make it unreasonable or imprudent to continue the activities of the Trust;

•        The Trust fails to qualify for treatment, or ceases to be treated, as a “grantor trust” under the Code or any comparable provision of the laws of any State or other jurisdiction where that treatment is sought, and the Sponsor determines that, because of that tax treatment or change in tax treatment, termination of the Trust is advisable;

•        60 days have elapsed since DTC or another depository has ceased to act as depository with respect to the Shares, and the Sponsor has not identified another depository that is willing to act in such capacity;

•        The Trustee elects to terminate the Trust after the Sponsor is conclusively deemed to have resigned effective immediately as a result of the Sponsor being adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property being appointed, or a trustee or liquidator or any public officer taking charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation and a successor sponsor has not been appointed; or

•        The Sponsor elects to terminate the Trust after the Trustee, Administrator or the Cash Custodian (or any successor trustee, administrator or custodian) resigns or otherwise ceases to be the trustee, administrator or custodian of the Trust, as applicable, and no replacement trustee, administrator and/or custodian acceptable to the Sponsor is engaged.

In addition, the Trust may be dissolved at any time for any reason by the Sponsor in its sole discretion. In respect of termination events that rely on Sponsor determinations to terminate the Trust (e.g., if the CFTC determines that the Trust is a commodity pool under the CEA; the Trust is determined to be a money transmitter under the regulations promulgated by FinCEN; the Trust fails to qualify for treatment, or ceases to be treated, as a grantor trust for U.S. federal income tax purposes; or, following a resignation by a trustee or custodian, the Sponsor determines that no replacement is acceptable to it), the Sponsor may make any such determination in its sole discretion. The Sponsor may consider, without limitation, the profitability to the Sponsor and other service providers of the operation of the Trust, any obstacles or costs relating to the operation or regulatory compliance of the Trust relating to the determination’s triggering event, and the ability to market the Trust to investors. To the extent that the Sponsor determines to continue operation of the Trust following a determination’s triggering event, the Trust will be required to alter its operations to comply with the triggering event. In the instance of a determination that the Trust is a commodity pool, the Trust and the Sponsor would have to comply with regulations and disclosure and reporting requirements applicable to commodity pools and commodity pool operators or commodity trading advisers. In the event that the Trust is determined to be a money transmitter, the Trust and the Sponsor will have to comply with applicable federal and state registration and regulatory requirements for money transmitters and/or money service businesses. In the event that the Trust ceases to qualify for treatment as a grantor trust for U.S. federal tax purposes, the Trust will be required to alter its disclosure and tax reporting procedures and may no longer be able to operate or to rely on pass-through tax treatment. In each such case and in the case of the Sponsor’s determination as to whether a potential successor trustee or custodian is acceptable to it, the Sponsor shall not be liable to anyone for its determination of whether to continue or to terminate the Trust.

Upon termination of the Trust, following completion of winding up of its operations by the Sponsor, the Trustee, upon written directions of the Sponsor, shall cause a certificate of cancellation of the Trust’s Certificate of Trust to be filed in accordance with applicable Delaware law. Upon the termination of the Trust, the Sponsor shall be discharged from all obligations under the Trust Agreement except for its certain obligations that survive termination of the Trust Agreement.

Amendments

The Trust Agreement can be amended by the Sponsor in its sole discretion and without the shareholders’ consent by making an amendment, a Trust Agreement supplemental thereto, or an amended and restated trust agreement. Any such restatement, amendment and/or supplement hereto shall be effective on such date as designated by Sponsor in its sole discretion. However, any amendment to the Trust Agreement that affects the duties, liabilities, rights or protections of the Trustee shall require the Trustee’s prior written consent, which it may grant or withhold in its sole discretion. Every shareholder, at the time any amendment so becomes effective, shall be deemed, by continuing to hold any Shares or an interest therein, to consent and agree to such amendment and to be bound by the Trust Agreement as amended thereby. In no event shall any amendment impair the right of Authorized Participants to surrender Baskets and receive therefore the amount of Trust assets represented thereby (less fees in connection with the surrender of Shares and any applicable taxes or other governmental charges), except in order to comply with mandatory provisions of applicable law.

Governing Law; Consent to [New York] Jurisdiction

The Trust Agreement and the rights of the Sponsor, the Trustee, DTC (as registered owner of the Trust’s global certificates for Shares) and the shareholders under the Trust Agreement are governed by the laws of the State of Delaware. The Sponsor, the Trust, DTC, each Authorized Participant by its delivery of an Authorized Participant Agreement and each shareholder by the acceptance of a Share consents to the jurisdiction of the courts of the State of [New York].

Fiscal Year

The fiscal year of the Trust is [ ] to [ ]. The Sponsor may select an alternate fiscal year.

DESCRIPTION OF THE SHARES

The Trust is authorized under the Trust Agreement to create and issue an unlimited number of Shares. The Trust will create Shares in Baskets (a Basket equals a block of [__] Shares) only upon the order of an Authorized Participant. The Shares represent units of fractional undivided beneficial interest in the net assets of the Trust and have no par value. The Shares of the Trust are expected to be listed for trading, subject to notice of issuance, on the Exchange under the symbol “[CTWO].” The Trust’s Shares may be bought and sold on the Exchange like any other exchange-listed security.

Shareholders may obtain pricing information on EUAs from various financial information service providers, including Bloomberg. In addition, the Trust’s website ([•]) will provide pricing information for [EUAs and] the Shares. Market prices for the Shares will be available from a variety of sources including brokerage firms, information websites and other information service providers. The net asset value of the Trust will be published by the Sponsor on each day that the Exchange is open for regular trading and will be posted on the Trust’s website.

Cash and Other Distributions

If the Trust is terminated and liquidated, the Sponsor will distribute to the shareholders any amounts remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of such reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor shall determine. See “Description of the Trust — Termination of the Trust.” Shareholders of record on the record date fixed by the Sponsor (or one of its delegates) for a distribution will be entitled to receive their pro rata portion of any distribution.

If the Sponsor and Trustee determines that there is more cash being held in the Trust than is reasonably expected to be needed to pay the Trust’s expenses in the near future, the Sponsor at its discretion can either distribute the extra cash to DTC for further distribution to shareholders or use it to acquire additional EUAs. The Trust has no obligation to make periodic distributions to shareholders.

Registered holders of Shares will receive these distributions in proportion to the number of Shares owned. Before making a distribution, the Administrator will deduct any applicable withholding taxes and any fees and expenses of the Trust that have not been paid. It will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. Neither the Sponsor nor the Administrator will be responsible if the Sponsor determines that it is unlawful or impractical to make a distribution available to registered holders.

Description of Limited Rights

The Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A shareholder will not have the statutory rights normally associated with the ownership of shares of a corporation; however, the DSTA does provide shareholders the right to bring “oppression” or “derivative” actions. All of the Shares are of the same class with equal rights and privileges. Each of the Shares is transferable, is fully paid and nonassessable and entitles the holder to vote on the limited matters upon which shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights or, except as provided below, any redemption rights or rights to distributions.

Voting Rights

Under the Trust Agreement, Shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion.

Book-Entry Form

Individual certificates will not be issued for the Shares. Instead, one or more global certificate will be deposited by the Transfer Agent with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates will evidence all of the Shares outstanding at any time. Shareholders are limited to: (1) participants in DTC such as banks, brokers, dealers and trust companies (“DTC Participants”); (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant (“Indirect Participants”); and (3) those banks, brokers, dealers, trust companies and others who hold interests in the Shares through DTC Participants or Indirect Participants. The Shares

are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their Shares through DTC by instructing the DTC Participant holding their Shares (or by instructing the Indirect Participant or other entity through which their Shares are held) to transfer the Shares. Transfers are made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Baskets and/or the Shares by giving notice to the Transfer Agent and the Sponsor. Under such circumstances, the Sponsor will find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, the Sponsor will terminate the Trust.

The rights of the shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the Shares can only be held in book-entry form through DTC and DTC Participants, shareholders must rely on DTC, DTC Participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Shareholders should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.

Share Splits

If the Sponsor believes that the per share price in the secondary market for Shares has fallen outside a desirable trading price range, the Sponsor may declare a split or a reverse split in the number of Shares outstanding and make a corresponding change in the number of Shares constituting a Basket.

THE SPONSOR

The Sponsor, COtwo Advisors LLC, is a Delaware limited liability company. The Sponsor’s mailing address is [___]. The Sponsor has no experience or history of past performance in managing an investment vehicle like the Trust.

The Sponsor’s Role

The Sponsor: (1) will select the Trustee, Administrator, Transfer Agent, Cash Custodian, Marketing Agent and any other Trust service providers; (2) will negotiate various agreements and fees for the Trust; (3) will develop a marketing plan for the Trust on an ongoing basis and prepare marketing materials regarding the Shares; (4) will maintain the Trust’s web site; and (5) will perform such other services as the Sponsor believes that the Trust may require.

The Sponsor arranged for the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on the Exchange. The Sponsor also paid the costs of the Trust’s organization and the initial sale of the Shares, including applicable SEC registration fees. In exchange for the Management Fee, the Sponsor has agreed to assume to pay all of the routine operational, administrative and other ordinary expenses of the Trust, including, but not limited to, the following administrative and marketing expenses incurred by the Trust: each of the Trustee’s, Administrator’s, Cash Custodian’s, Transfer Agent’s and Marketing Agent’s monthly fee and out-of-pocket expenses and expenses reimbursable in connection with such service provider’s respective agreement; the marketing support fees and expenses; exchange listing fees; SEC registration fees; printing and mailing costs; maintenance expenses for the Trust’s website; audit fees and expenses; and routine legal expenses. The Sponsor is not responsible for interest expenses and certain litigation expenses and other non-recurring or extraordinary fees and expenses.

While the Sponsor will not exercise day-to-day oversight over the Trust’s service providers, the Sponsor will engage the Transfer Agent, the Marketing Agent, the Administrator and the Cash Custodian to assist in implementing the creation and redemption process for the Trust.

Liability of the Trust Parties and Indemnification

The Trust Agreement provides that the Trust Parties will not assume any obligation nor shall be subject to any liability to any registered owner of Shares, Authorized Participant or other person (including liability with respect to the worth of the Trust property), except that the Trust Parties agree to perform their obligations under the Trust Agreement without gross negligence, willful misconduct or bad faith. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, the member(s) of the Sponsor are not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the member(s) of the Sponsor. The Sponsor or any of its respective directors, officers, managers, members, employees, agents or affiliates will not be liable if the Sponsor is prevented, forbidden, subject to civil or criminal action or penalty or delayed in meeting its obligations under the Trust Agreement by reason of any law, regulation, governmental or regulatory authority, stock exchange, or by reason of any act of God or war or terrorism or other circumstances beyond its control. The Trust Parties will not be liable by reason of any non-performance or delay in the performance of any action which may be performed under the Trust Agreement or by exercising, or not, any discretion provided for in the Trust Agreement.

The Trust Parties (including their members, managers, directors, officers, employees, affiliates (as such term is defined under the Securities Act) and subsidiaries) shall be indemnified from the Trust and held harmless against any loss, liability or expense incurred without (1) gross negligence, bad faith or willful misconduct on the part of such indemnified party arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Trust Parties in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, the Fund Administration and Accounting Agreement, the Transfer Agency and Service Agreement, the Cash Custody Agreement, the Administrative Services Agreement and any Authorized Participant Agreement) or any actions taken in accordance with the provisions of the Trust Agreement or such other agreement or (2) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement or such other agreement. Such indemnity shall include payment from the Trust of the reasonable costs and expenses incurred by such indemnified party in investigating or defending itself against any claim or liability in their capacity as Trust Parties. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust’s assets. The Trust Parties may, in their discretion, undertake any action which it may deem necessary or desirable in respect of the Trust Agreement and the interests of the shareholders and, in such event, the reasonable legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Trust Parties shall be entitled to be reimbursed therefor by the Trust.

The Sponsor may rely on information provided by the Administrator from the records of the Trust for securities filings, including a free writing prospectus or marketing materials. If such information is incorrect or omits material information and is the foundation for a claim against the Sponsor, the Sponsor may be entitled to indemnification from the Trust.

Principals and Key Personnel of the Trust and the Sponsor

The following principals and key employees serve in the below capacities on behalf of the Sponsor:

Name and Age	Position(s) Held with the Trust and the Sponsor	Length of Time Served	Principal Occupation(s) During Past Five Years
[__]	[__]	[__]	[__]
[__]	[__]	[__]	[__]

[Additional information to be provided as necessary, including with respect to outsourced officer arrangements.]

The Sponsor’s Management Fee

The Sponsor’s Management Fee accrues daily and is paid monthly in arrears at an annualized rate equal to [•]% of the net asset value of the Trust. The Trust may pay the Sponsor’s Management Fee in either EUAs or cash.

Successor Sponsors

If the Sponsor is conclusively deemed to have resigned effective immediately as a result of the Sponsor being adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Trustee may terminate and liquidate the Trust and distribute its remaining assets. The Trustee has no obligation to appoint a successor sponsor or to assume the duties of the Sponsor and neither will have any liability to any person because the Trust is or is not terminated as described in “Description of the Trust — Termination of the Trust” above. The dissolution of the Sponsor, or its ceasing to exist as a legal entity from, or for, any cause, shall not operate to terminate the Trust Agreement insofar as the duties and obligations of the Trustee are concerned.

THE TRUSTEE

The sole Trustee of the Trust is Wilmington Trust, National Association, a national banking association. The Trustee’s principal offices are located at 1100 North Market Street, Wilmington, Delaware 19890. The Trustee is unaffiliated with the Sponsor. The Trustee’s duties and liabilities with respect to the offering of Shares and the management of the Trust are limited to its express obligations under the Trust Agreement.

The Trustee’s Role

The Trustee is the trustee of the Trust for the sole and limited purpose of fulfilling the requirements of the DSTA. The Trustee will accept service of legal process on the Trust in the State of Delaware and will make certain filings under the DSTA. Under the Trust Agreement, the Trustee has delegated to the Sponsor the exclusive management and control of all aspects of the activities of the Trust.

General Duty of Care of Trustee

The Trustee is a fiduciary under the Trust Agreement; provided, however, that the fiduciary duties and responsibilities and liabilities of the Trustee are limited by, and are only those specifically set forth in, the Trust Agreement. For limitations of the fiduciary duties of the Trustee, see the limitations on liability set forth in “The Trustee — Limitation on Trustee’s Liability.”

Limitation on Trustee’s Liability

[Under the Trust Agreement, the Trust Parties have exclusive control of the management of all aspects of the activities of the Trust and the Trustee has only nominal duties and liabilities to the Trust, as described in the remainder of this paragraph.] The Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the DSTA that the Trust have at least one (1) trustee with a principal place of business in the State of Delaware. The duties of the Trustee will be limited to (i) accepting legal process served on the Trust in the State of Delaware, (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Delaware Trustee is required to execute under the DSTA, (iii) taking such action under the Trust Agreement as it may be directed in writing by the Trust Parties from time to time; provided, however, that the Trustee shall not be required to take any such action if it shall have determined, or shall have been advised by counsel, that such performance is likely to involve the Trustee in personal liability or is contrary to the terms of the Trust Agreement or of any document contemplated thereby to which the Trust or the Trustee is a party or is otherwise contrary to law, and (iv) any other duties specifically allocated to the Trustee in the Trust Agreement or agreed in writing with the Trust Parties from time to time. To the extent that, at law or in equity, the Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or shareholders, such duties and liabilities will be replaced by the duties and liabilities of the Trustee expressly set forth in the Trust Agreement. [The Trustee will have no obligation to supervise, nor will it be liable for, the acts or omissions of the Trust Parties, Administrator, Transfer Agent, Marketing Agent, Cash Custodian or any other entity or person.]

Neither the Trustee, either in its capacity as trustee on in its individual capacity, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer, director, officer or controlling person of the issuer of the Shares. The Trustee’s liability in connection with the issuance and sale of the Shares is limited solely to the express obligations of the Trustee as set forth in the Trust Agreement.

The Trust Agreement provides that the Trustee will not assume any obligation nor shall be subject to any liability to any registered or beneficial owner of Shares, Authorized Participant or other person (including liability with respect to the worth of the Trust property), except that the Trustee agrees to perform its obligations under the Trust Agreement without gross negligence, willful misconduct or bad faith. The Trustee and each of its officers, affiliates, directors, employees, and agents will be indemnified by the Trust from and against any losses, claims, taxes, damages, reasonable expenses, and liabilities incurred with respect to the creation, operation or termination of the Trust, the execution, delivery or performance of the Trust Agreement or the transactions contemplated thereby; provided that the indemnified party acted without willful misconduct, bad faith or gross negligence. In no event will the Trustee be liable for acting or omitting to act in reliance upon the advice of or information from legal counsel, accountants or any other person believed by it in good faith to be competent to give such advice or information. The Trustee or any of its respective directors, officers, managers, members, employees, agents or affiliates will not be liable if the Trustee is prevented, forbidden, subject to civil or criminal penalty or delayed in meeting its obligations under the Trust Agreement by reason of any law, regulation, governmental regulatory authority, stock exchange, or by reason of any act of God or war or terrorism or other circumstances beyond its control.

The Trustee will not be liable by reason of any non-performance or delay in the performance of any action which may be performed under the Trust Agreement or by exercising, or not, any discretion provided for in the Trust Agreement. The Trustee will not be liable for any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated, or for an amount in excess of the value of the Trust’s assets.

Indemnification of the Trustee

The Trust Agreement provides that the Trustee, its directors, officers, employees, shareholders, agents and affiliates (as defined under the Securities Act) shall be indemnified from the Trust and held harmless against any loss, liability or expense (including the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement, or otherwise by reason of the Trustee’s acceptance of the Trust incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such indemnified party in connection with the performance of its obligations under the Trust Agreement or any such other agreement, effecting any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (2) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in investigating or defending itself against any such loss, liability or expenses or related claim. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust.

Indemnity for Actions Taken to Protect the Trust

The Trustee is under no obligation to appear in, prosecute or defend any action that in its opinion may involve it in expense or liability, unless it is furnished with reasonable security and indemnity against the expense or liability. The Trustee’s costs and expenses resulting from actions taken to protect the Trust and the rights and interests of shareholders under the Trust Agreement are deductible from and will constitute a lien against the Trust’s assets.

Resignation, Discharge or Removal of Trustee; Successor Trustees

The Trustee may resign at any time by giving at least 60 days advance written notice to the Sponsor. The Sponsor may remove the Trustee at any time by giving at least 60 days advance written notice to the Trustee. Upon effective resignation or removal, the Trustee will be discharged of its duties and obligations.

If the Trustee resigns or is removed, the Sponsor, acting on behalf of the shareholders, shall use its reasonable efforts to appoint a successor trustee. Any successor Trustee must satisfy the requirements of Section 3807 of the DSTA. Any resignation or removal of the Trustee and appointment of a successor Trustee shall not become effective until a written acceptance of appointment is delivered by the successor Trustee to the outgoing Trustee and the Sponsor and any fees and expenses due to the outgoing Trustee are paid or waived by the outgoing Trustee. Following compliance with the preceding sentence, the successor shall become fully vested with the rights, powers, duties and obligations of the outgoing Trustee under the Trust Agreement, with like effect as if originally named as Trustee, and the outgoing Trustee shall be discharged of its duties and obligations herein. If no successor Trustee shall have been appointed and shall have accepted such appointment within sixty (60) days after the giving of such notice of resignation or removal, the Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee resigns and no successor trustee is appointed within 180 days after the date the Trustee issues its notice of resignation, the Sponsor will terminate and liquidate the Trust and distribute its remaining assets.

THE ADMINISTRATOR

[ ] serves as the Administrator. The Administrator’s office is located at [ ]. Information regarding creation and redemption Basket composition, net asset value of the Trust, transaction fees for the creation and redemption of Baskets and the names of the parties that have executed an Authorized Participant Agreement may be obtained from the Administrator.

The Administrator’s Role

The Administrator is generally responsible for the day-to-day administration of the Trust, including keeping the Trust’s operational records. The Administrator’s principal responsibilities include: (1) valuing the Trust’s EUAs and calculating the net asset value per share of the Trust; (2) supplying pricing information to the Sponsor for the Trust’s website; and (3) receiving and reviewing reports on the custody of and transactions in cash and EUAs from the Cash Custodian and the Union Registry, respectively, and taking such other actions in connection with the custody of cash as the Sponsor instructs and (4) accounting and other fund administrative services. The Administrator shall, with respect to directing the Cash Custodian, act in accordance with the instructions of the Sponsor.

The Administrator intends to regularly communicate with the Sponsor in connection with the administration of the Trust. The Administrator, along with the Sponsor, will liaise with the Trust’s legal, accounting and other professional service providers as needed. The Administrator will assist and support the Sponsor with the preparation of all periodic reports required to be filed with the SEC on behalf of the Trust. The Administrator’s monthly fees and out-of-pocket expenses will be paid by the Sponsor. Affiliates of the Administrator may from time to time act as Authorized Participants or purchase or sell EUAs or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Administrator will keep proper books of registration and transfer of Shares at its office located in [ ] or such office as it may subsequently designate. These books and records are open to inspection by any person who establishes to the Administrator’s satisfaction that such person is a shareholder at all reasonable times during the usual business hours of the Trustee. The Administrator will keep a copy of the Trust Agreement on file in its office which will be available for inspection on reasonable advance notice at all reasonable times during its usual business hours by any shareholder.

The Fund Administration and Accounting Agreement will be in effect for an initial term of 3 years from the commencement of the Trust’s operation, the first date on which the Administrator is entitled to receive fees under the Administration Agreement. The Administration Agreement automatically renews for additional one (1) year periods thereafter, unless terminated by the Trust or the Administrator on at least ninety (90) days’ prior written notice.

Resignation, Discharge or Removal of Administrator

Either the Sponsor or the Administrator may terminate the Fund Administration and Accounting Agreement for cause for the reasons set forth in the Fund Administration and Accounting Agreement, such as either party’s bankruptcy or committing a material breach of the Fund Administration and Accounting Agreement. The Trust may terminate the Fund Administration and Accounting Agreement prior to the expiration of the initial term upon ninety (90) days’ prior written notice in the event that the Sponsor determines to liquidate the Trust and terminate its registration with the SEC.

Limitation on Administrator’s Liability

[The Administrator will not be liable for the disposition of EUAs or moneys, or in respect of any valuation or calculation which it makes under the Fund Administration and Accounting Agreement or otherwise, or for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties under the Fund Administration and Accounting Agreement in the absence of gross negligence, willful misconduct or bad faith on its part. In no event will the Administrator be liable for acting in accordance with or conclusively relying upon any instruction, notice, demand, certificate or document (i) from the Sponsor or the Cash Custodian or any entity acting on behalf of either which the Administrator believes is given as authorized by the Trust Agreement and under the Fund Administration and Accounting Agreement or the Cash Custody Agreement, respectively; or (ii) from or on behalf of any Authorized Participant which the Administrator believes is given pursuant to or is authorized by an Authorized Participant Agreement (provided that the Administrator has complied with the verification procedures specified in the Authorized Participant Agreement). In no event will the Administrator be liable for acting or omitting to act in reliance upon the advice of or information from legal counsel, accountants or any other person believed by it in good faith to be competent to give such advice or information. In addition, the Administrator will not be liable for any delay in performance or for the non-performance of any of its obligations under the Fund Administration and Accounting Agreement by reason of causes beyond its reasonable control, including acts of God, war or terrorism. The Administrator will not be liable for any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated, or for an amount in excess of the value of the Trust’s assets.

The Administrator may employ agents, attorneys, accountants, auditors and other professionals and shall not be answerable for the default or misconduct of any of them if they were selected with reasonable care.]

Indemnification of the Administrator

[The Administrator, its directors, employees and agents shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Fund Administration and Accounting Agreement and under each other agreement entered into by the Administrator in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, any Authorized Participant Agreement) or for any other loss incurred without gross negligence, willful misconduct or bad faith in connection with the performance of its obligations under or any actions taken in accordance with the provisions of the Fund Administration and Accounting Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in defending itself against any claim or liability in its capacity as Administrator.]

Governing Law; Consent to [New York] Jurisdiction

The Fund Administration and Accounting Agreement is governed by [New York] law. The Administrator and the Trust both consent to the non-exclusive jurisdiction of the courts of the State of [New York] and the state or federal courts located in [New York City].

THE TRANSFER AGENT

[ ] serves as the Transfer Agent. The Transfer Agent’s office is located at [ ]. The Transfer Agent, among other things, provides transfer agent services with respect to the creation and redemption of Baskets by Authorized Participants, the issuance and redemption of Shares, the payment, if any, of distributions with respect to the Shares, the recording of the issuance of the Shares and the maintaining of certain records therewith.

The Transfer Agent’s Role

The Transfer Agent’s responsibilities include: (1) receiving and processing orders from Authorized Participants for the creation and redemption of Baskets; and (2) coordinating the processing of orders from Authorized Participants with the Marketing Agent, the Cash Custodian, the Trust and The Depository Trust Company (“DTC”).

The Transfer Agent’s fees and expenses are to be paid by the Sponsor pursuant to the terms of the Transfer Agency and Service Agreement.

The Transfer Agency and Service Agreement will be in effect for an initial term of three (3) years from the commencement of the Trust’s operation, the first date on which the Transfer Agent is entitled to receive fees under the Transfer Agency and Service Agreement. The Transfer Agency and Service Agreement automatically renews for additional one (1) year periods thereafter, unless terminated by the Trust or the Transfer Agent on at least ninety (90) days’ prior written notice.

Resignation, Discharge or Removal of Transfer Agent

Either the Trust or the Transfer Agent may terminate the Transfer Agency and Service Agreement for cause for the reasons set forth in the Transfer Agency and Service Agreement, such as either party’s bankruptcy or committing a material breach of the Transfer Agency and Service Agreement. The Trust may terminate the Transfer Agency and Service Agreement prior to the expiration of the initial term upon ninety (90) days’ prior written notice in the event that the Sponsor determines to liquidate the Trust and terminate its registration with the SEC.

Limitation on Transfer Agent’s Liability

[The Transfer Agent will not be liable for the disposition of EUAs or moneys, or for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties under the Transfer Agency and Service Agreement in the absence of gross negligence, willful misconduct or bad faith on its part. In no event will the Transfer Agent be liable for acting in accordance with or conclusively relying upon any instruction, notice, demand, certificate or document (i) from the Sponsor, the Trustee, the Administrator or the Cash Custodian or any entity acting on behalf of any of them which the Transfer Agent believes is given as authorized by the Trust Agreement, the Administration Agreement or the Cash Custody Agreement, respectively; or (ii) from or on behalf of any Authorized Participant which the Transfer Agent believes is given pursuant to or is authorized by an Authorized Participant Agreement (provided that the Transfer Agent has complied with the verification procedures specified in the Authorized Participant Agreement). In no event will the Transfer Agent be liable for acting or omitting to act in reliance upon the advice of or information from legal counsel, accountants or any other person believed by it in good faith to be competent to give such advice or information. In addition, the Transfer Agent will not be liable for any delay in performance or for the non-performance of any of its obligations under the Transfer Agency and Service Agreement by reason of causes beyond its reasonable control, including acts of God, war or terrorism. The Transfer Agent will not be liable for any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated, or for an amount in excess of the value of the Trust’s assets.]

Indemnification of Transfer Agent

[The Transfer Agent, its directors, employees and agents shall be indemnified by the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Transfer Agency and Service Agreement and under each other agreement entered into by the Transfer Agent in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, any Authorized Participant Agreement) or for any other loss incurred without gross negligence, willful misconduct or bad faith in connection with the performance of its obligations under or any actions taken in accordance with the provisions of the Transfer Agency and Service Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in defending itself against any claim or liability in its capacity as Transfer Agent.]

Governing law; consent to [New York] jurisdiction

The Transfer Agency and Service Agreement is governed by [New York] law. The Transfer Agent and the Trust both consent to the non-exclusive jurisdiction of the courts of the State of [New York] and the state or federal courts located in [New York City].

THE MARKETING AGENT

Foreside Fund Services, LLC, a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934 (“Exchange Act”) and a member of FINRA, serves as the Marketing Agent. The Marketing Agent’s principal office is located at Three Canal Plaza, Suite 100, Portland, ME 04101.

The Marketing Agent’s Role

The Marketing Agent’s responsibilities shall include: (1) working with the Transfer Agent to review and accept or reject orders placed by Authorized Participants with the Transfer Agent; (2) reviewing and approving all sales and marketing materials for compliance with applicable laws, and filing such materials with FINRA as required by the Securities Act, and the rules promulgated thereunder, and (3) facilitating arrangements between the Sponsor, the Transfer Agent and broker-dealers for the purchase and redemption of Baskets. All such sales and marketing materials must be approved, in writing, by the Marketing Agent prior to use.

The Marketing Agent will generally make it known in the brokerage community that prospectuses and product descriptions are available, including by (i) advising the Exchange on behalf of its member firms of the same, (ii) making such disclosure in all marketing and advertising materials prepared and/or filed by the Marketing Agent with FINRA, and (iii) as may otherwise be required by the SEC. The Marketing Agent shall not bear any costs associated with printing prospectuses and all other such materials.

The Administrative Services Agreement shall be effective on the date set forth above, and unless terminated as provided herein, shall continue for two years from its effective date, and thereafter from year to year, provided such continuance is approved annually by the Trust.

Resignation, Discharge or Removal of Marketing Agent

The Administrative Services Agreement shall be effective from the commencement of the Trust’s operations, and unless terminated, shall continue for two years from its effective date, and thereafter from year to year, provided such continuance is approved annually by the Trust. The Administrative Services Agreement may be terminated at any time, without payment of any penalty, as to the Trust by the Marketing Agent, on at least sixty (60) days’ prior written notice or the Trust.

Limitation on Marketing Agent’s Liability

[The Marketing Agent shall not be liable to the Sponsor or the Trust for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under the Administrative Services Compensation Agreement or the Administrative Services Agreement.]

Indemnification of Marketing Agent

[The Trust agrees to indemnify and hold harmless the Marketing Agent, its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Marketing Agent within the meaning of Section 15 of the Securities Act (any of the Marketing Agent, its officers, employees, agents and directors or such control persons, for purposes of this paragraph, an “Marketing Agent Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) arising out of or based upon (i) Marketing Agent’s services as Marketing Agent for the Trust pursuant to the Administrative Services Agreement; (ii) any claim that the registration statement, prospectus, product description, shareholder reports, sales literature and advertisements specifically approved by the Trust and Sponsor or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the prospectus and product description, in light of the circumstances under which they were made) not misleading under the Securities Act, or any other statute or the common law; (iii) the breach by the Trust of any obligation, representation or warranty contained in the Administrative Services Agreement; or (iv) the Trust’s failure to comply in any material respect with applicable securities laws.]

Governing Law

The Administrative Services Agreement shall be governed by the laws of the State of [Delaware].

THE CASH CUSTODIAN

[          ], a banking corporation organized under [          ] State law with trust powers, serves as the Cash Custodian. The Cash Custodian has a trust office at [          ]. The Cash Custodian is subject to supervision by the [          ] and the Board of Governors of the Federal Reserve System.

The Cash Custodian’s Role

The Cash Custodian is responsible for holding the Trust’s cash as well as receiving and dispensing cash on behalf of the Trust in connection with the payment of Trust expenses.

The Cash Custodian’s fees and expenses are to be paid by the Sponsor. The Cash Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell EUAs or Shares for their own account, as an agent for their customers and for accounts over which they exercise investment discretion. The Sponsor, on behalf of the Trust, has entered into the Cash Custody Agreement with the Cash Custodian, under which the Cash Custodian maintains the Trust Account.

The Cash Custody Agreement shall be in effect for [one year] commencing upon the operation of the Trust and shall automatically renew for [additional one-year terms unless either party provides written notice of termination at least ninety (90) days prior to the end of any one year term], unless earlier terminated.

Resignation, Discharge or Removal of Cash Custodian

Either the Trust or the Cash Custodian may terminate the Cash Custody Agreement for cause for the reasons set forth in the Cash Custody Agreement, such as either party’s bankruptcy or committing a material breach of the Cash Custody Agreement.

Limitation on Cash Custodian’s Liability

[Custodian shall exercise reasonable care and diligence in carrying out all of its duties and obligations under the Cash Custody Agreement. Except as otherwise expressly provided therein, Cash Custodian shall not be liable for any costs, expenses, damages, liabilities or claims, including attorneys’ and accountants’ fees (collectively, “Losses”), incurred by or asserted against the Trust, except those Losses arising out of Cash Custodian’s own negligence, bad faith, willful misfeasance, or reckless disregard of its duties hereunder. In no event shall the Cash Custodian be liable to the Trust or any third party for special, indirect or consequential damages, or lost profits or loss of business, arising in connection with the Cash Custody Agreement. The Cash Custodian shall not be liable: (i) for acting in accordance with any Certificate or Oral Instructions (as defined in the Cash Custody Agreement) actually received by Cash Custodian and reasonably believed by Cash Custodian to be given by an Authorized Person; (ii) for acting in accordance with such Instructions (as defined in the Cash Custody Agreement) without reviewing the same; (iii) for conclusively presuming that all Instructions are given only by person(s) duly authorized; (iv) for conclusively presuming that all disbursements of cash directed by the Trust, whether by a Certificate, an Oral Instruction, or an Instruction, are in accordance with the applicable provisions of the Cash Custody Agreement; (v) for holding property in any particular country, including, but not limited to, Losses resulting from nationalization, expropriation or other governmental actions; regulation of the banking or securities industry; exchange or currency controls or restrictions, devaluations or fluctuations; availability of cash market conditions which prevent the transfer of property or affect the value of property; (vi) for any Losses due to forces beyond the control of Cash Custodian, including without limitation strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, or interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; (vii) for any Losses arising from the applicability of any law or regulation now or hereafter in effect, or from the occurrence of any event, including, without limitation, implementation or adoption of any rules or procedures which may affect, limit, prevent or impose costs or burdens on, the transferability, convertibility, or availability of any currency in any country, and in no event shall Cash Custodian be obligated to substitute another currency for a currency whose transferability, convertibility or availability has been affected, limited, or prevented by such law, regulation or event, and to the extent that any such law, regulation or event imposes a cost or charge upon Cash Custodian in relation to the transferability, convertibility, or availability of any currency, such cost or charge shall be for the Account, and Cash Custodian may treat any account denominated in an affected currency as a group of separate accounts denominated in the relevant component currencies.]

Indemnification of Cash Custodian

[The Trust agrees to indemnify Cash Custodian and hold Cash Custodian harmless from and against any and all any costs, expenses, damages, liabilities or claims, including attorneys’ and accountants’ fees (collectively, “Losses”) sustained or incurred by or asserted against Cash Custodian by reason of or as a result of any action or inaction, or arising out of Cash Custodian’s performance under the Cash Custody Agreement, including reasonable fees and expenses of counsel incurred by Cash Custodian in a successful defense of claims by the Trust; provided however, that the Trust shall not indemnify Cash Custodian for those Losses arising out of Cash Custodian’s own negligence, bad faith, willful misfeasance, reckless disregard for its duties hereunder. This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of the Cash Custody Agreement.]

Governing Law; Consent to [New York] Jurisdiction

The Cash Custody Agreement is governed by [New York] law. The Cash Custodian and the Trust both consent to the non-exclusive jurisdiction of the courts of the State of [New York] and the state or federal courts located in [New York City].

CONFLICTS OF INTEREST

General

The Trust Parties have not established formal procedures to resolve all conflicts of interest and, as a result, the Trust Parties could resolve a potential conflict in a manner that is not in the best interest of the Trust or the shareholders. Consequently, shareholders may be dependent on the good faith of the respective parties subject to such conflicts to resolve them equitably. Although the Trust Parties attempt to monitor these conflicts, it is extremely difficult, if not impossible, for the Trust Parties to ensure that all of these conflicts will not, in fact, result in adverse consequences to the Trust, the NAV of the Shares and ultimately the market price of the Shares.

Prospective shareholders should be aware that the Trust presently intends to assert that shareholders have, by subscribing for Shares of the Trust, consented to the following conflicts of interest in the event of any proceeding alleging that such conflicts violated any duty owed by the Sponsor to shareholders.

The Trust Parties

The Trust Parties intend to devote, and to cause their professional staff to devote, sufficient time and resources to manage properly the affairs of the Trust consistent with its or their respective fiduciary duties to the Trust and others.

Proprietary Trading

Trust Parties, their employees and their affiliates (collectively, “Affiliated Parties”) may engage in long or short transactions in EUAs in their personal accounts (subject to certain internal employee trading policies and procedures), and in doing so may take positions opposite to those held by the Trust or may compete with the Trust for positions in the marketplace.

Records of trading by Affiliated Parties will not be available for inspection by shareholders. Because Affiliated Parties may trade EUAs for their own accounts at the same time as the Trust, prospective shareholders should be aware that such persons may take positions in EUAs which are opposite, or ahead of, the positions taken for the Trust. Affiliated Parties will not engage in the Basket creation and redemption process, or act as counterparties to the Trust in EUA transactions.

There can be no assurance that any of the foregoing will not have an adverse effect on the performance of the Trust.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Shares, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Treasury (the “Treasury Regulations”), rulings and pronouncements issued by the IRS, and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the Shares. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder of the Shares in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation: banks, insurance companies and other financial institutions; U.S. expatriates and certain former citizens or long-term residents of the United States; holders subject to the alternative minimum tax; dealers in securities or currencies; traders in securities; partnerships, S corporations or other pass-through entities; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; controlled foreign corporations; tax-exempt organizations; passive foreign investment companies; a regulated investment company, a real estate investment trust or other financial conduit (or shareholders of such entity); a retirement plan, individual retirement account or tax deferred account; persons holding the Shares as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; and persons deemed to sell the Shares under the constructive sale provisions of the Code. This discussion also does not address the U.S. federal income tax consequences to beneficial owners of the Notes subject to the special tax accounting rules under Section 451(b) of the Code. The discussion deals only with Notes held as “capital assets” within the meaning of Section 1221 of the Code. Moreover, the effects of other U.S. federal tax laws (such as estate and gift tax laws) and any applicable state, local or foreign tax laws are not discussed.

As used herein, “U.S. Shareholder” means a beneficial owner of a Share who is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•        a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

A “Non-U.S. Shareholder” is a beneficial owner of a Share who is neither a U.S. Shareholder nor a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds any Shares, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding Shares, and persons holding interests in such partnerships, should each consult their own tax advisors as to the consequences of investing in the Shares in their individual circumstances.

Taxation of the Trust

The Sponsor and the Trustee will treat the Trust as a grantor trust for U.S. federal income tax purposes. As a result, the Trust itself will not be subject to U.S. federal income tax. Instead, the Trust’s income and expenses will flow through to the holders of the Shares, and the Trustee will report the Trust’s income, gains, losses and deductions to the IRS on that basis.

There can be no assurance that the IRS will agree with the Sponsor and Trustee’s treatment of the Trust as a grantor trust for U.S. federal income tax purposes, and it is possible that the IRS or another tax authority could challenge such treatment. Neither the Sponsor nor the Trustee will request a ruling from the IRS with respect to the classification of the Trust for U.S. federal income tax purposes. If the IRS were to assert successfully that the Trust is not classified as a grantor trust, the Trust would be classified as a partnership for U.S. federal income tax purposes, which may affect timing and other tax consequences to the holders of the Shares.

The following discussion assumes that the Trust will be classified as a grantor trust for U.S. federal income tax purposes.

Taxation of U.S. Shareholders

Holders of Shares will be treated, for U.S. federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Trust. Holders of Shares also will be treated as if they directly received their respective pro rata shares of the Trust’s income, if any, and as if they directly incurred their respective pro rata shares of the Trust’s expenses.

In the case of a holder of the Shares that acquires its Shares principally in exchange for EUAs, the delivery of EUAs to the Trust in exchange for a pro rata share of the underlying EUAs represented by the Shares will not be a taxable event to the holder, and the holder’s tax basis and holding period for the holder’s pro rata share of the EUAs held in the Trust will be the same as its tax basis and holding period for the EUAs delivered in exchange therefor. For purposes of this discussion, and unless stated otherwise, it is assumed that all of a holder’s Shares are acquired on the same date and at the same price per Share. Holders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, should consult their own tax advisers as to the determination of the tax basis and holding period for the underlying EUAs related to such Shares.

When the Trust sells EUAs, for example to pay expenses, a holder of the Shares will recognize gain or loss in an amount equal to the difference between (a) the holder’s pro rata share of the amount realized by the Trust upon the sale and (b) the holder’s tax basis for its pro rata share of the EUAs that was sold. Such gain or loss will generally be long-term or short-term capital gain or loss, depending upon whether the holder has a holding period in its Shares of longer than one year. A holder’s tax basis for its share of any EUA sold by the Trust generally will be determined by multiplying the holder’s total basis for its share of all of the EUAs held in the Trust immediately prior to the sale, by a fraction the numerator of which is the amount of EUAs sold, and the denominator of which is the total amount of the EUAs held in the Trust immediately prior to the sale. After any such sale, a holder’s tax basis for its pro rata share of the EUAs remaining in the Trust will be equal to its tax basis for its share of the total amount of the EUAs held in the Trust immediately prior to the sale, less the portion of such basis allocable to its share of the EUAs that were sold.

Upon a holder’s sale of some or all of its Shares, the holder will be treated as having sold the portion or all, respectively, of its pro rata share of the EUAs held in the Trust at the time of the sale that is attributable to the Shares sold. Accordingly, the holder generally will recognize gain or loss on the sale in an amount equal to the difference between (a) the amount realized pursuant to the sale of the Shares, and (b) the holder’s tax basis for the portion of its pro rata share of the EUAs held in the Trust at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph.

A redemption of some or all of a holder’s Shares in exchange for the underlying EUAs represented by the Shares redeemed generally will not be a taxable event to the holder. The holder’s tax basis for the EUAs received in the redemption generally will be the same as the holder’s tax basis for the portion of its pro rata share of the EUAs held in the Trust immediately prior to the redemption that is attributable to the Shares redeemed. The holder’s holding period with respect to the EUAs received should include the period during which the holder held the Shares redeemed. A subsequent sale of the EUAs received by the holder will be a taxable event, unless a nonrecognition provision of the Code applies to such sale.

After any sale or redemption of less than all of a holder’s Shares, the holder’s tax basis for its pro rata share of the EUAs held in the Trust immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the EUAs held in the Trust immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the holder upon such sale or, in the case of a redemption, that is treated as the basis of the EUAs received by the holder in the redemption.

An additional tax of 3.8% is imposed on certain “net investment income” (or “undistributed net investment income,” in the case of certain U.S. holders that are estates and trusts) received by certain U.S. holders with adjusted gross income above certain threshold amounts. “Net investment income” generally includes capital gains from the disposition of property. U.S. holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Shares.

Brokerage Fees and Trust Expenses

Any brokerage or other transaction fee incurred by a holder in purchasing Shares will be treated as part of the holder’s tax basis in the underlying assets of the Trust. Similarly, any brokerage fee incurred by a holder in selling Shares will reduce the amount realized by the holder with respect to the sale.

Holders will be required to recognize the full amount of gain or loss upon a sale of EUAs by the Trust (as discussed above), even though some or all of the proceeds of such sale are used by the Trustee to pay Trust expenses. Holders may deduct their respective pro rata shares of each expense incurred by the Trust to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates or trusts, or certain closely held corporations, however, may be subject to various limitations on their ability to use their allocable share of the Trust’s deductions and losses. For example, miscellaneous itemized deductions, including expenses for the production of income, are not currently deductible for taxable years beginning before January 1, 2026. Prospective holders should consult their own tax advisers regarding the U.S. federal income tax consequences of holding Shares in light of their particular circumstance.

Taxation of Non-U.S. Shareholders

A Non-U.S. Shareholder generally should not be subject to U.S. federal income tax with respect to gain recognized upon the sale or other disposition of Shares, or upon the sale of EUAs by the Trust, unless (1) the Non-U.S. Shareholder is an individual and is present in the United States for 183 days or more during the taxable year of the sale or other disposition, and the gain is treated as being from United States sources; or (2) the gain is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the United States and certain other conditions are met.

Information Reporting and Backup Withholding

The Trustee will file certain information returns with the IRS, and provide certain tax-related information to holders, in connection with the Trust. To the extent required by applicable regulations, each holder will be provided with information regarding its allocable portion of the Trust’s annual income (if any) and expenses. A U.S. Shareholder may be subject to U.S. backup withholding tax, at a rate of 24%, in certain circumstances unless it provides its taxpayer identification number and complies with certain certification procedures. Non-U.S. Shareholders may have to comply with certification procedures to establish that they are not a United States person, and some Non-U.S. Shareholders will be required to meet certain information reporting or certification requirements imposed by the Foreign Account Tax Compliance Act, in order to avoid certain information reporting and withholding tax requirements.

Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

PURCHASES BY EMPLOYEE BENEFIT PLANS

[Although there can be no assurance that an investment in the Trust will achieve the investment objectives of an employee benefit plan in making such investment, the Trust has certain features that may be of interest to such a plan. For example, because they are not taxpaying entities, employee benefit plans are not subject to paying annual tax on profits (if any) of the Trust.

General

The following section sets forth certain consequences under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, which a fiduciary of an “employee benefit plan” as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a “plan” as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan’s assets in the Trust (such “employee benefit plans” and “plans” being referred to herein as “Plans,” and such fiduciaries with investment discretion being referred to herein as “Plan Fiduciaries”). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary’s own counsel.

In general, the terms “employee benefit plan” as defined in ERISA and “plan” as defined in Section 4975 of the Code together refer to any plan or account of various types which provide retirement benefits or welfare benefits to an individual or to an employer’s employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit-sharing plans, “simplified employee pension plans,” Keogh plans for self-employed individuals (including partners), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in the Trust, including the role that such an investment in the Trust would play in the Plan’s overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Trust, must be satisfied that such investment in the Trust is a prudent investment for the Plan, that the investments of the Plan, including the investment in the Trust, are diversified so as to minimize the risk of large losses and that an investment in the Trust complies with the documents of the Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING SHARES MUST CONSULT WITH ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO. AN INVESTMENT IN THE TRUST IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. THE TRUST IS NOT INTENDED AS A COMPLETE INVESTMENT PROGRAM.

“Plan Assets”

ERISA and a regulation issued thereunder (the “Plan Asset Rules”) contain rules for determining when an investment by a Plan in an entity will result in the underlying assets of such entity being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., “plan assets”). Those rules provide that assets of an entity will not be plan assets of a Plan which purchases an interest therein if certain exceptions apply, including (i) an exception applicable if the equity interest purchased is a “publicly-offered security” (the “Publicly-Offered Security Exception”) and (ii) an exception applicable if the investment by all “benefit plan investors” is not “significant” or certain other exceptions apply (the “Insignificant Participation Exception”).

The Publicly-Offered Security Exception applies if the equity interest is a security that is (1) “freely transferable,” (2) part of a class of securities that is “widely held” and (3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (b) sold to the Plan as part of a public offering pursuant to an effective registration statement under the Securities Act and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred. The Plan Asset Rules state that the determination of whether a security is “freely transferable” is to be made based on all relevant facts and circumstances. Under the Plan Asset Rules, a class of securities is “widely held” only if it is of a class of securities owned by 100 or more shareholders independent of the issuer and of each other.

The Shares of the Trust should be considered to be publicly-offered securities. First, the Shares will be sold as part of a public offering pursuant to an effective registration statement under the Securities Act, and the Shares will be timely registered under the Exchange Act. Second, it appears that the Shares will be freely transferable because the Shares of the Trust will be freely tradable on the Exchange like any other exchange- listed security. Finally, it is anticipated that the Shares will be owned by at least 100 shareholders independent of the Trust. Therefore, the underlying assets of the Trust should not be considered to constitute assets of any Plan that purchases Shares.

Ineligible Purchasers

In general, Shares may not be purchased with the assets of a Plan if the Sponsor, the Administrator, the Trustee, the Transfer Agent, the Custodian, the Marketing Agent, the Exchange, or any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (c) is an employer maintaining or contributing to such Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Plan, and any such purchase might result in a “prohibited transaction” under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in the Trust are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes will not occur that will not make the foregoing statements incorrect or incomplete.

ALLOWING AN INVESTMENT IN THE TRUST IS NOT TO BE CONSTRUED AS A REPRESENTATION BY THE SPONSOR OR ANY OF ITS AFFILIATES, AGENTS OR EMPLOYEES THAT THIS INVESTMENT MEETS SOME OR ALL OF THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY SUCH PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH THE PLAN’S ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN THE TRUST IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN, CURRENT TAX LAW AND ERISA.]

PERFORMANCE, FINANCIALS AND OTHER INFORMATION

After the end of each fiscal year, the Sponsor will cause to be prepared an annual report for the Trust containing audited financial statements. The annual report will be in such form and contain such information as will be required by applicable laws, rules and regulations and may contain such additional information which the Sponsor determines shall be included. The annual report shall be filed with the SEC and the Exchange and shall be distributed to such persons and in such manner, as shall be required by applicable laws, rules and regulations.

The Sponsor is responsible for the registration and qualification of the Shares under the federal securities laws. The Sponsor will also prepare, or cause to be prepared, and file any periodic reports or updates required under the Exchange Act. The Administrator will assist and support the Sponsor in the preparation of such reports.

The Administrator will make such elections, file such tax returns, and prepare, disseminate and file such tax reports, as it is advised to by its counsel or accountants or as required from time to time by any applicable statute, rule or regulation.

LEGAL PROCEEDINGS

The Trust is aware of no existing or pending legal proceedings against it, nor is it involved as a plaintiff in any proceeding or pending litigation.

LEGAL MATTERS

Eversheds Sutherland (US) LLP has advised the Trust and the Sponsor in connection with the validity of the Shares being offered hereby. Eversheds Sutherland (US) LLP also advised the Trust and the Sponsor with respect to their responsibilities and with respect to matters relating to the Trust. Eversheds Sutherland (US) LLP has prepared the sections “U.S. Federal Income Tax Consequences” with respect to U.S. federal income tax matters and “Purchases By Employee Benefit Plans” with respect to ERISA. Certain opinions of counsel will be filed with the SEC as exhibits to the registration statement of which this Prospectus is a part.

EXPERTS

The financial statements incorporated in this Prospectus have been audited by [•], an independent registered public accounting firm.

PRIVACY POLICY

The Trust and the Sponsor may collect or have access to certain nonpublic personal information about current and former investors. Nonpublic personal information may include information received from investors, such as an investor’s name, social security number and address, as well as information received from brokerage firms about investor holdings and transactions in Shares.

The Trust and the Sponsor do not disclose nonpublic personal information except as required by law or as described in their Privacy Policy. In general, the Trust and the Sponsor restrict access to the nonpublic personal information they collect about investors to those of their and their affiliates’ employees and service providers who need access to such information to provide products and services to investors.

The Trust and the Sponsor maintain safeguards that comply with federal law to protect investors’ nonpublic personal information. These safeguards are reasonably designed to (1) ensure the security and confidentiality of investors’ records and information, (2) protect against any anticipated threats or hazards to the security or integrity of investors’ records and information, and (3) protect against unauthorized access to or use of investors’ records or information that could result in substantial harm or inconvenience to any investor. Third-party service providers with whom the Trust and the Sponsor share nonpublic personal information about investors must agree to follow appropriate standards of security and confidentiality, which includes safeguarding such nonpublic personal information physically, electronically and procedurally.

[A copy of the Sponsor’s current Privacy Policy, which is applicable to the Trust, is provided to investors annually and is also available at [            ].]

WHERE YOU CAN FIND MORE INFORMATION

Until [          ], 2023 (25 calendar days after the date of this Prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Additional information about the Trust’s investments is or will be available in the Trust’s annual and quarterly reports. In the annual report you will find a discussion of the market conditions and investment strategies that significantly affected the Trust’s performance during the last fiscal year, as applicable.

To make shareholder inquiries, for more detailed information on the Trust, or to request any of the documents incorporated by reference in this prospectus free of charge, please:

Call:    [          ]

Monday through Friday

8:00 a.m. – 8:00 p.m. (Eastern time)

Write:    COtwo Advisors Physical European Carbon Allowance Trust

[          ]

[          ]

[          ]

Visit:    [          ]

Information about the Trust can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Trust is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-1520.

No person is authorized to give any information or to make any representations about the Trust and its shares not contained in this Prospectus and you should not rely on any other information. Read and keep this Prospectus for future reference.

COtwo Advisors Physical European Carbon Allowance Trust

[          ]

[          ]

The Trust is distributed by

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Report of Independent Registered Public Accounting Firm

[To be provided by amendment]

F-1

Statement of Financial Condition

[To be provided by amendment]

F-2

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution [To be completed by Pre-Effective Amendment]

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the Shares pursuant to the prospectus contained in this registration statement.

Amount
SEC registration fee (actual)	$	[ ]
Auditor’s fees and expenses	$	[ ]
Legal fees and expenses	$	[ ]
Printing expenses	$	[ ]
Miscellaneous expenses	$	[ ]
Total	$	[ ]

Item 14.     Indemnification of Directors and Officers

The Trust’s Declaration of Trust and Trust Agreement (the “Trust Agreement”) provides that the Sponsor shall be indemnified by the Trust against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust, and has determined, in good faith, that such course of conduct was in the best interests of the Trust, and such liability or loss was not the result of gross negligence, willful misconduct, or a breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust estate. All rights to indemnification permitted by the Trust Agreement and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Bankruptcy Code by or against the Sponsor.

Notwithstanding the foregoing, the Sponsor shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust shall not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is prohibited by the Trust Agreement.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor shall be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust; (ii) the legal action is initiated by a party other than the Trust; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust in cases in which it is not entitled to indemnification under the Trust Agreement.

For purposes of the indemnification provisions of the Trust Agreement, the term “Sponsor” includes, in addition to the Sponsor, any other covered person performing services on behalf of the Trust and acting within the scope of the Sponsor’s authority as set forth in the Trust Agreement.

In the event the Trust is made a party to any claim, dispute, demand or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of or in connection with any Shareholder’s (or assignee’s) obligations or liabilities unrelated to the business of the Trust, such Shareholder (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Trust for all such loss, liability, damage, cost and expense incurred, including attorneys’ and accountants’ fees.

Item 15.     Recent Sales of Unregistered Securities

[To be completed by Pre-Effective Amendment.]

Item 16.     Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description
3.1	Declaration of Trust and Trust Agreement of the Registrant.*
3.2	Certificate of Trust of the Registrant.*
5.1	Opinion of Eversheds Sutherland (US) LLP relating to the legality of the Shares.*
8.1	Opinion of Eversheds Sutherland (US) LLP with respect to federal income tax consequences.*
10.1	Form of Authorized Participant Agreement.*
10.2	Marketing Agent Agreement.*
10.3	Custody Agreement.*
10.4	Fund Administration Servicing Agreement.*
10.5	Fund Accounting Servicing Agreement.*
10.6	Transfer Agent Servicing Agreement.*
23.1	Consent of Eversheds Sutherland (US) LLP.*
23.2	Consent of Independent Registered Public Accounting Firm.*
107	Calculation of Filing Fees Table*

____________

*        To be filed by amendment.

(b)    Financial Statement Schedules

The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17.     Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ridgefield, state of Connecticut, on [    ], 2023.

By:	COtwo Advisors LLC, Sponsor
By
[ ]
Principal Executive Officer
By:
[ ]
Principal Financial Officer
Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date
	Principal Executive Officer	[ ], 2023
Signature	Title	Date
	Principal Financial Officer	[ ], 2023
Principal Accounting Officer

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